UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the for the period ended on September 30, 2022, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2022, presented on comparative basis

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME4

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS10

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES20

3. SEGMENT REPORTING21

4. FAIR VALUES24

5. CASH AND DUE FROM BANKS27

6. RELATED PARTY TRANSACTIONS28

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT28

8. CONSIDERATION OF THE RESULTS32

9. INSURANCE32

10. ASSET MANAGEMENT AND OTHER SERVICES32

11. ADDITIONAL INFORMATION REQUIRED BY THE BCRA32

12. FINANCIAL RISK FACTORS36

13. INTERNATIONAL FINANCING PROGRAMS36

14. ASSIGNMENT OF LOAN PORTFOLIO36

15. OWN SHARES ACQUISITION PROGRAM37

16. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES37

17. SUBSEQUENT EVENTS38

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS40

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED45

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING47

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING48

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT49

SCHEDULE G - INTANGIBLE ASSETS50

SCHEDULE H – CONCENTRATION OF DEPOSITS51

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS52

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY53

SCHEDULE R – LOAN LOSS RISK PROVISIONS54

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION56

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME57

EARNING PER SHARE58

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME59

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY60

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY61

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW62

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION63

2. FAIR VALUES69

3. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES71

4. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME72

5. RESTRICTED ASSETS74

6. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES74

7. LOAN AND DEBT ESTIMATED TERMS78

8. CAPITAL STOCK78

9. CASH AND DUE FROM BANKS79

10. SUBSEQUENT EVENTS79

SCHEDULE A – OTHER DEBT SECURITIES80

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT81

SCHEDULE G - INTANGIBLE ASSETS82

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY83

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 202284

Consolidated Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2022, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 47 started on January 1, 2022
Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of September 30, 2022

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2022 and December 31, 2021

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	09/30/2022	12/31/2021
Cash and due from banks	4 and 5	34,719,311	54,096,981
Cash		13,081,598	20,907,525
Financial institutions and correspondents		21,421,164	32,123,360
Argentine Central Bank		18,842,143	30,116,599
Other local and financial institutions		2,579,021	2,006,761
Others		216,549	1,066,096
Debt Securities at fair value through profit or loss	4, 5, 7.1 and A	15,448,777	37,324,702
Derivatives	7.2 and 4	242,298	368,447
Reverse Repo transactions	4 and 7.3	9,571,157	71,161,797
Other financial assets	4, 7.4 and 5	8,209,749	23,072,259
Loans and other financing	4,7.5 and B	204,542,487	253,695,174
To the non-financial public sector		345,747	37,762
To the financial sector		522,870	127,598
To the Non-Financial Private Sector and Foreign residents		203,673,870	253,529,814
Other debt securities	4, 7.6 and A	210,915,818	131,202,696
Financial assets pledged as collateral	4 and 7.7	14,716,375	14,182,568
Deferred income tax assets		1,025,901	1,461,928
Investments in equity instruments	4 and A	385,005	438,899
Property, plant and equipment	F	17,142,838	18,326,065
Investment property	F	15,015,130	14,445,278
Intangible assets	G	19,193,703	18,969,090
Deferred income tax assets		6,134,049	5,328,349
Other non-financial assets	7.8	5,347,265	4,086,901
Inventories	7.9	202,627	227,147
TOTAL ASSETS		562,812,490	648,388,281

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2022 and December 31, 2021

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2022	12/31/2021
LIABILITIES
Deposits	4, 7.10 and H	428,013,979	479,052,479
Non-financial public sector		23,430,989	19,056,963
Financial sector		62,232	64,933
Non-financial private sector and foreign residents		404,520,758	459,930,583
Liabilities at fair value through profit or loss	4 and 7.11	395,601	3,409,848
Reverse Repo transactions	4	2,320,845	-
Other financial liabilities	4 and 7.12	18,287,031	39,492,682
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.3	4,665,683	10,383,826
Unsubordinated debt securities	4 and 11.5	557,521	1,759,117
Provisions	7.14	1,365,828	1,517,365
Deferred income tax liabilities		77,288	102,527
Other non-financial liabilities	7.15	26,052,318	26,976,694
TOTAL LIABILITIES		481,736,094	562,694,538

SHAREHOLDERS' EQUITY
Capital stock		452,467	456,722
Paid in capital		72,339,947	72,339,947
Capital Adjustments		7,888,552	8,129,638
Own shares in portfolio		4,255	-
Comprehensive adjustment of shares in portfolio		241,086	-
Cost of treasury stock		(419,801)	-
Reserve		5,286,517	7,698,479
Retained earnings		(3,016,640)	(1,654,954)
Other comprehensive income		1,301,678	2,010,462
Net income for the period / year		(3,065,806)	(3,354,578)
Shareholders' Equity attributable to owners of the parent company		81,012,255	85,625,716
Shareholders' Equity attributable to non-controlling interests		64,141	68,027
TOTAL SHAREHOLDERS' EQUITY		81,076,396	85,693,743
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		562,812,490	648,388,281

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note	Nine-month period ending on		Three-month period ending on
		09/30/2022	09/30/2021	09/30/2022	09/30/2021
Interest income	7.16	152,006,000	128,627,106	58,141,129	44,415,114
Interest expenses	7.17	(95,891,907)	(75,263,056)	(38,058,747)	(26,751,515)
Net interest income		56,114,093	53,364,050	20,082,382	17,663,599
Service fee income	7.19	19,701,350	20,649,227	6,209,968	7,036,603
Service fee expenses	7.20	(7,049,011)	(6,274,449)	(2,213,521)	(2,124,095)
Income from insurance activities	9	2,946,377	2,767,931	936,681	870,065
Net Service Fee Income		15,598,716	17,142,709	4,933,128	5,782,573
Subtotal		71,712,809	70,506,759	25,015,510	23,446,172
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.18	12,149,250	12,657,684	3,939,525	3,883,765
Result from assets withdrawals rated at amortized cost		448,814	115,309	(22,404)	(25,039)
Exchange rate difference on gold and foreign currency		1,906,400	1,063,479	638,715	350,589
Subtotal		14,504,464	13,836,472	4,555,836	4,209,315
Other operating income	7.21	5,982,010	5,399,639	2,191,976	1,665,529
Result from exposure to changes in the purchasing power of the currency		(11,998,379)	(9,810,705)	(4,260,231)	(2,725,241)
Loan loss provisions		(8,691,111)	(11,919,906)	(2,243,520)	(3,142,715)
Net operating income		71,509,793	68,012,259	25,259,571	23,453,060
Personnel expenses	7.22	(34,638,584)	(31,939,396)	(10,877,042)	(10,111,205)
Administration expenses	7.23	(18,211,153)	(19,027,940)	(6,511,833)	(6,540,295)
Depreciations and impairment of non-financial assets	7.24	(5,637,837)	(5,202,093)	(1,824,309)	(1,734,208)
Other operating expenses	7.25	(15,378,125)	(13,743,929)	(5,481,013)	(4,766,722)
Operating income		(2,355,906)	(1,901,099)	565,374	300,630
(Loss) before taxes from continuing operations		(2,355,906)	(1,901,099)	565,374	300,630
Income tax		713,135	(61,893)	1,128,436	617,256
Net (loss) for the period		(3,069,041)	(1,839,206)	(563,062)	(316,626)
Net (loss) for the period attributable to owners of the parent company		(3,065,806)	(1,837,200)	(562,354)	(316,100)
Net (loss) for the period attributable to non-controlling interests		(3,235)	(2,006)	(708)	(526)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
NUMERATOR
Net (loss) for the period attributable to owners of the parent company	(3,065,806)	(1,837,200)	(562,354)	(316,100)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net (loss) attributable to owners of the parent company adjusted by dilution	(3,065,806)	(1,837,200)	(562,354)	(316,100)

DENOMINATOR

Weighted average of ordinary shares	456,332	456,722	455,565	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	456,332	456,722	455,565	456,722

Basic Income per share	(6.72)	(4.03)	(1.23)	(0.69)
Diluted Income per share	(6.72)	(4.03)	(1.23)	(0.69)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Net (loss) for the period	(3,069,041)	(1,839,206)	(563,062)	(316,626)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluations of the year of property, plant and equipment and intangibles	-	(88,125)	-	-
Revaluations of property, plant and equipment and intangibles	-	(2,991)	-	-
Income tax	-	(85,134)	-	-
Net income from equity instrument at fair value through changes in other comprehensive income	(34,704)	(38,344)	2,718	(99,952)
Income for the period from equity instrument at fair value through other comprehensive income	(53,391)	(54,776)	4,182	(116,384)
Income for the period from hedging instrument at fair value through other comprehensive income	-	-	-	-
Income tax	18,687	16,432	(1,464)	16,432
Total Other Comprehensive Income not to be reclassified to profit or loss	(34,704)	(126,469)	2,718	(99,952)
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	33,788	-	10,065	-
Foreign currency translation differences for the period	33,788	-	10,065	-
(Loss) from financial instrument at fair value through changes in other comprehensive income	(708,589)	(301,451)	297,943	381,630
(Loss) for the year from financial instrument at fair value through other comprehensive income	(1,084,014)	(396,178)	436,165	650,106
Income tax	375,425	94,727	(138,222)	(268,476)
Total Other Comprehensive Income to be reclassified to profit or loss	(674,801)	(301,451)	308,008	381,630
Total Other Comprehensive Income	(709,505)	(427,920)	310,726	281,678
Other comprehensive income attributable to owners of the parent company	(708,784)	(427,468)	310,529	281,410
Other comprehensive income attributable to non-controlling interests	(721)	(452)	197	268
Total Comprehensive (Loss)	(3,778,546)	(2,267,126)	(252,336)	(34,948)
Total comprehensive (loss) attributable to owners of the parent company	(3,774,590)	(2,264,668)	(251,825)	(34,690)
Total comprehensive (loss) attributable to non-controlling interests	(3,956)	(2,458)	(511)	(258)

TThe accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital stock	Capital adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	8,129,638	72,339,947	-	-	-	883,232	6,815,247	(5,009,532)	1,357,324	673	652,465	85,625,716	68,027	85,693,743
Issue premium	-	-	-	-	-	-	-	272	-	-	-	-	272	70	342
Adquisición de acciones propias	(4,255)	(241,086)	-	4,255	241,086	(419,801)	-	-	-	-	-	-	(419,801)	-	(419,801)
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2022:
Absorption of results	-	-	-	-	-	-	-	(1,992,892)	1,992,892	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(419,342)	-	-	-	-	(419,342)	-	(419,342)
Net loss for the period	-	-	-	-	-	-	-		(3,065,806)	-	-	-	(3,065,806)	(3,235)	(3,069,041)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	-	33,788	(742,572)	(708,784)	(721)	(709,505)
Balance at September 30, 2022	452,467	7,888,552	72,339,947	4,255	241,086	(419,801)	883,232	4,403,285	(6,082,446)	1,357,324	34,461	(90,107)	81,012,255	64,141	81,076,396

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income		Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
							Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2020	456,722	8,129,637	72,339,947	-	-	8,553,278	1,482,980	128,716	91,091,280	72,791	91,164,071
Impact of IFRS 9 Adjustments	-	-	-	-	-	(1,654,402)	-	566,403	(1,087,999)	(1,058)	(1,089,057)
Balance at December 31, 2020	456,722	8,129,637	72,339,947	-	-	6,898,876	1,482,980	695,119	90,003,281	71,733	90,075,014
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
Constitution of reserves	-	-	-	883,233	6,815,246	(7,698,479)	-	-	-	-	-
Dividend distribution	-	-	-	-	-	(854,799)	-	-	(854,799)	-	(854,799)
Net loss for the period	-	-	-	-	-	(1,837,200)	-	-	(1,837,200)	(2,006)	(1,839,206)
Other comprehensive loss for the period	-	-	-	-	-	-	(88,038)	(339,431)	(427,469)	(452)	(427,921)
Balance at September 30, 2021	456,722	8,129,637	72,339,947	883,233	6,815,246	(3,491,602)	1,394,942	355,688	86,883,813	69,275	86,953,088

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2022	09/30/2021
CASH FLOW FROM OPERATING ACTIVITIES

Net (loss) for the period before Income Tax	(2,355,906)	(1,901,099)

Adjustments to obtain flows from operating activities:	5,637,837	5,202,093
Depreciation and impairment of non-financial assets	8,691,111	11,919,906
Loan loss provisions
Other adjustments	(1,906,400)	(1,063,479)
-Exchange rate difference on gold and foreign currency	(152,006,000)	(128,627,106)
- Interests from loans and other financing	95,891,907	75,263,056
- Interests from deposits and financing received	(12,149,250)	(12,657,684)
-Net income from financial instruments at fair value through profit or loss	(448,814)	(115,309)
-Result from derecognition of financial assets measured at amortized cost	11,998,379	9,810,705
-Result from exposure to changes in the purchasing power of the currency	342,238	361,266
-Interest on liabilities for financial leases	(2,408,357)	(2,127,715)
-Allowances reversed

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	21,048,188	12,478,282
Derivatives	126,149	103,137
Reverse Repo transactions	61,590,640	(39,600,257)
Loans and other financing
To the non-financial public sector	(307,985)	(24,965)
To the other financial entities	(395,272)	(71,150)
To the non-financial sector and foreign residents (*)	195,185,961	129,980,379
Other debt securities	(79,713,122)	(47,369,213)
Financial assets pledged as collateral	(533,807)	(1,228,757)
Investments in equity instruments	-	-
Other assets (*)	11,154,014	(5,083,758)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	4,374,026	12,993,954
Financial sector	(2,701)	(70,521)
Private non-financial sector and foreign residents	(151,301,732)	(23,936,622)
Liabilities at fair value through profit or loss	(3,014,247)	(2,343,266)
Repo transaction s	-	(5,001)
Derivatives	2,320,845	-
Other liabilities (*)	(21,390,652)	932,186
Income Tax paid	(732,625)	(2,921,284)

Net cash (used in) / provided by operating activities (A)	(10,305,575)	(10,102,222)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(4,959,336)	(4,202,863)
Purchase of liability or equity instruments issued by other entities	-	(26,918)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2022	09/30/2021
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	130,828	695,820
Purchase of liability or equity instruments issued by other entities	53,894	-

Net cash used in investing activities (B)	(4,774,614)	(3,533,961)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(1,885,070)	(3,644,752)
Unsubordinated debt securities	(1,201,596)	(12,038,910)
Financing received from Argentine Financial Institutions	(126,211,724)	(54,623,620)
Subordinated debt securities	-	(514,882)
Dividend paid	(419,342)	(854,799)
Repurchase of own shares	(419,801)	-
Collections:
UnSubordinated debt securities	-	3,788,301
Financing received from Argentine Financial Institutions	120,493,581	54,270,593

Net cash used in financing activities (C)	(9,643,952)	(13,618,069)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	8,031,267	21,113,258

Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(16,692,874)	(6,140,994)
Cash and cash equivalents at the beginning of the period (NOTE 1.8)	74,282,129	98,932,343
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(17,375,613)	(27,986,362)
Cash and cash equivalents at the end of the period (NOTE 1.8)	40,213,642	64,804,987

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities", 453,152 Assets taken in defense of credit and 2,122,112 rights of use of leased real estate were eliminated. , both corresponding to non-monetary transactions.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañia Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A ., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on November 9, 2022.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the temporary exception of the application of IFRS 9 “Financial Instruments” on debt instruments of the Non-Financial Public Sector.

If IFRS 9 has been applied on debt debt instruments of the Non-Financial Public Sector, a net reduction of income tax of 165 million and 82 million would have been recorded in the Group's equity as of September 30, 2022 and December 31, 2021 , respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2021 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

It should be noted that these interim condensed financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements except for the changes in accounting standards described in Note 1.1.4.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.1.1	Going concern

As of the date of these consolidated financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of  September 30, 2022.

1.1.3Comparative information

The balances for the year ended December 31, 2021 and for the nine-month period ended September 30, 2021 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of September 30, 2022.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of  September 30, 2021 and December 31, 2021  in order to record them in homogeneous currency.

Due to the application of point 5.5 of IFRS 9 in IUDÚ Compañía Financiera, explained in section note 1.1.4 referring to "Impairment of financial assets" for the purposes of presenting comparative information with that of the current period, it has been proceeded to :

(i) retroactively restate the figures of the Statement of Financial Position as of December 31, 2021 in order to present them as if the new accounting policies had been applied as of January 1, 2021, and

(ii) retroactively restate the figures of the Income Statement, Statement of Other Comprehensive Income and Statement of Changes in Equity as of September 30, 2021 in order to present them as if the new accounting policies had been applied as of January 1, 2021.

(iii) incorporate the effect of the application of point 5.5. of IFRS 9 for each period presented. See note 1.1.4

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on September 30, 2022:

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

The International Accounting Standards Board (“IASB”) has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the IASB added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The IASB has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

The adoption of this new standard had no impact on the Group's financial statements.

(b)Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

The adoption of this new standard had no impact on the Group's financial statements.

(c)	Impairment of financial assets

IUDÚ Compañía Financiera has requested authorization from the BCRA to advance the application of point 5.5 of IFRS 9 to the current period. Consequently, the adjustments to equity were made on January 1, 2021:

Provisions recorded in the Financial Statements as of 01/01/2021	(2,109,382)
Provisions in accordance with point 5.5 of IFRS 9 as of 01/01/2021	(3,560,767)
Variation ECL	(1,451,385)
Deferred tax	362,833
Adjustment to previous years	(1,088,552)

IUDÚ Compañía Financiera has opted for the application of the impairment of financial assets from the financial statements corresponding to the period ended September 30, 2022 as indicated in note 1.1.3.

IUDÚ Compañía Financiera, evaluates with a prospective approach the expected credit losses (“PCE”) associated with financial assets measured at amortized cost or at fair value with changes in other comprehensive income, the exposure derived from loan commitments and financial guarantee contracts with the scope established by Communication "A" 6847 of the BCRA.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The most significant assumptions used to estimate PCE as of December 31, 2021 are set out below:

Parameter	Segment	Macroeconomic Variables	Base Scenario	Optimistic scenario	Pessimistic scenario
Default probability	Credit Cards Personal Loans	Salary YoY	50.70%	55.70%	45.60%
		EMAE	138	140	136
	Pledged Loans	Salary YoY	50.70%	55.70%	45.60%
		Inflation Rate	46.80%	41.30%	52.40%

Loss Given Default	Credit Cards Personal Loans	Salario YoY	50.70%	55.70%	45.60%
	Pledged Loans	Private Sector Loan YoY	64.10%	70.50%	57.70%
		Salary YoY	50.70%	55.70%	45.60%

The weights assigned to each scenario as of September 30, 2022 are set forth below:

Base Scenario	60%
Optimistic scenario	10%
Pessimistic scenario	30%

The following sets forth changes that have not become in force as of September 30, 2022:

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group is evaluating the impact of the application of this new standard.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2021.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	September 30, 2022			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Overdrafts	35,724,154	253,254	167,455	36,144,863
Documents	30,559,970	189,170	133,862	30,883,002
Mortgage loans	21,838,182	1,490,157	674,647	24,002,986
Pledge loans	6,161,493	858,190	401,758	7,421,441
Personal loans	28,279,385	5,449,127	2,219,268	35,947,780
Individuals and Business	24,009,903	5,088,888	1,171,424	30,270,215
Consumer finance	4,269,482	360,239	1,047,844	5,677,565
Credit cards	90,268,419	7,986,935	2,105,650	100,361,004
Individuals and Business	76,461,619	7,525,004	968,172	84,954,795
Consumer finance	13,806,800	461,931	1,137,478	15,406,209
Financial Lease	9,057,768	379,431	40,317	9,477,516
Others	48,218,296	2,185,815	2,088,819	52,492,930
Total	270,107,667	18,792,079	7,831,776	296,731,522

1.2.2 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2021	3,253,298	4,242,840	9,184,734	16,680,872
Transfers:
From Stage 1 to Etapa 2	(215,249)	1,375,569	-	1,160,320
From Stage 1 to Etapa 3	(228,709)	-	3,128,420	2,899,711
From Stage 2 to Etapa 3	-	(655,565)	1,648,670	993,105
From Stage 2 to Etapa 1	64,763	(389,510)	-	(324,747)
From Stage 3 to Etapa 2	-	14,849	(127,959)	(113,110)
From Stage 3 to Etapa 1	(39,633)	-	(213,393)	(253,026)
Net changes	777,305	(789,275)	(2,561,158)	(2,573,128)
Withdrawn financial assets	(1,064,940)	(1,014,257)	(5,543,100)	(7,622,297)
Exchange Differences and Others	55,061	57,940	354,848	467,849
Allowances for loan losses as of 09/30/2022	2,601,896	2,842,591	5,871,062	11,315,549

* IUDÚ Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2021	236,401,802	20,427,688	13,546,526	270,376,016
Transfers:
From Stage 1 to Etapa 2	(4,836,451)	4,836,451	-	-
From Stage 1 to Etapa 3	(1,667,174)	-	1,667,174	-
From Stage 2 to Etapa 3	-	(1,095,733)	1,095,733	-
From Stage 2 to Etapa 1	3,064,089	(3,064,089)	-	-
From Stage 3 to Etapa 2	-	109,742	(109,742)	-
From Stage 3 to Etapa 1	279,530	-	(279,530)	-
Net changes	(43,094,357)	(4,531,084)	(3,049,493)	(50,674,934)
Withdrawn financial assets	(1,064,940)	(1,014,257)	(5,543,100)	(7,622,297)
Exchange Differences and Others	3,105,887	169,156	504,208	3,779,251
Assets Before Allowances as of 09/30/2022	192,188,386	15,837,874	7,831,776	215,858,036

	Assets Before Allowances			Total as of September 30, 2022
	Stage 1	Stage 2	Stage 3
Promissory notes	35,724,154	253,254	167,455	36,144,863
Unsecured corporate loans	25,382,746	154,621	308,234	25,845,601
Overdrafts	9,789,734	111,956	133,862	10,035,552
Mortgage loans	21,838,182	1,490,157	674,647	24,002,986
Automobile and other secured loans	6,161,493	858,190	401,758	7,421,441
Personal loans	28,279,385	5,449,127	2,219,268	35,947,780
Credit card loans	37,778,714	5,118,606	2,105,650	45,002,970
Foreign Trade Loans	11,007,709	1,642,263	1,629,624	14,279,596
Other financings	6,748,949	308,054	95,496	7,152,499
Other receivables from financial transactions	419,552	72,215	55,465	547,232
Receivables from financial leases	9,057,768	379,431	40,317	9,477,516
Subtotal	192,188,386	15,837,874	7,831,776	215,858,036
Allowances for loan losses	(2,601,896)	(2,842,591)	(5,871,062)	(11,315,549)
Total	189,586,490	12,995,283	1,960,714	204,542,487

1.3.Consolidated Structured Entities

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Note 11.4 details the financial trusts in which the entity is trustor as of  September 30, 2022.

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

●	The purpose and design of the trust
●	Identification of relevant activities
●	Decision-making process on these activities
●	If the rights that the Group owns allow it to direct the relevant activities of the trust
●	If the Group is exposed, or is entitled to the variable results from its participation in said trust
●	If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of  September 30, 2022:

09/30/2022
Assets
Loans	317,061
Financial assets	34,530
Other assets	24,959
Total Assets	376,550
Liabilities
Financial liabilities	(87,128)
Other liabilities	(24,933)
Total Liabilities	(112,061)

1.4.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				09/30/2022		12/31/2021
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	99.91%	87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 09/30/22 and 12/31/21

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)	Fair value of derivatives and other financial isntruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Bank´s clients receive the following services:

•     Personal and Business Banking Segment:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

-Small companies, individuals and companies that record anual sales of up to 100,000

-“Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

•    Corporate Baking Segment:

-Megras that record anual sales over 700,000 up to 2,500,000

-Big Companies, Grandes companies that record anual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking– Includes a wide range of financial products and services targeted to small companies, included in Entrepreneurs & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioners.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients. Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.
d-	Consumer Finance– Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
f-	Asset Management and Other Services– Includes MFs administered by the Group. Includes also assets, liabilities and results of Portal Integral de Inversiones S.A.U, InvertirOnline S.A.U., IOL Holding S.A, Supervielle Asset Management S.A., Dólar IOL S.A.U. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different,

The following chart includes information by segment as of  September 30, 2022 and 2021, and December 31, 2021 respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2022
Interest income	41,789,767	21,661,831	82,704,957	8,234,657	2,472	5,851	(2,393,535)	152,006,000
Interest expenses	(28,872,667)	(5,786,244)	(58,638,622)	(5,669,932)	-	-	3,075,558	(95,891,907)
Distribution of results by Treasury	9,401,642	(7,764,006)	(1,637,636)	-	-	-	-	-
Net interest income	22,318,742	8,111,581	22,428,699	2,564,725	2,472	5,851	682,023	56,114,093
Services Fee Income	12,913,217	1,420,679	118,304	2,951,465	-	2,689,136	(391,451)	19,701,350
Services Fee Expenses	(4,968,696)	(374,400)	(257,571)	(1,776,075)	-	(131,223)	458,954	(7,049,011)
Income from insurance activities	-	-	-	-	2,624,346	-	322,031	2,946,377
Net Service Fee Income	7,944,521	1,046,279	(139,267)	1,175,390	2,624,346	2,557,913	389,534	15,598,716
Subtotal	30,263,263	9,157,860	22,289,432	3,740,115	2,626,818	2,563,764	1,071,557	71,712,809
Net income from financial instruments at fair value through profit or loss	-	-	9,127,889	839,807	873,634	859,164	448,756	12,149,250
Income from withdrawal of assets rated at amortized cost	-	-	451,196	-	-	-	(2,382)	448,814
Exchange rate difference on gold and foreign currency	448,629	94,241	1,074,647	(21,526)	(72)	57,169	253,312	1,906,400
NIFFI And Exchange Rate Differences	448,629	94,241	10,653,732	818,281	873,562	916,333	699,686	14,504,464

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2022
Result from exposure to changes in the purchasing power of the currency	4,641,423	(3,017,814)	(10,529,241)	552,044	(1,214,444)	(657,319)	(1,773,028)	(11,998,379)
Other operating income	2,582,799	2,423,756	182,660	1,216,251	16,609	131,342	(571,407)	5,982,010
Loan loss provisions	(5,560,629)	(457,609)	68,372	(2,741,245)	-	-	-	(8,691,111)
Net operating income	32,375,485	8,200,434	22,664,955	3,585,446	2,302,545	2,954,120	(573,192)	71,509,793
Personnel expenses	(23,420,227)	(3,487,004)	(1,813,610)	(3,639,505)	(729,210)	(1,517,967)	(31,061)	(34,638,584)
Administration expenses	(12,807,186)	(1,125,313)	(859,822)	(2,548,735)	(568,960)	(605,269)	304,132	(18,211,153)
Depreciations and impairment of non-financial assets	(4,322,675)	(646,197)	(287,675)	(168,742)	(67,737)	(47,473)	(97,338)	(5,637,837)
Other operating expenses	(6,861,970)	(2,324,222)	(4,615,129)	(1,262,873)	(354)	(267,685)	(45,892)	(15,378,125)
Operating income	(15,036,573)	617,698	15,088,719	(4,034,409)	936,284	515,726	(443,351)	(2,355,906)
Result from associates and joint ventures	-	-	-	(271,883)	-	-	271,883	-
Result before taxes	(15,036,573)	617,698	15,088,719	(4,306,292)	936,284	515,726	(171,468)	(2,355,906)
Income tax	5,386,827	(53,466)	(4,977,947)	(301,187)	(418,199)	(206,042)	(143,121)	(713,135)
Net (loss) / income	(9,649,746)	564,232	10,110,772	(4,607,479)	518,085	309,684	(314,589)	(3,069,041)
Net (loss) / income for the period attributable to owners of the parent company	(9,649,746)	564,232	10,110,772	(4,607,479)	518,085	309,684	(311,354)	(3,065,806)
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	(3,235)	(3,235)
Other comprehensive (loss) / income	(9,645)	(3,401)	(690,949)	-	-	33,788	(39,298)	(709,505)
Other comprehensive (loss) / income attributable to owners of the parent company	(9,645)	(3,401)	(690,949)	-	-	33,788	(38,577)	(708,784)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(721)	(721)
Comprehensive (loss) / income for the year	(9,659,391)	560,831	9,419,823	(4,607,479)	518,085	343,472	(353,887)	(3,778,546)
Comprehensive (loss) / income attributable to owners of the parent company	(9,659,391)	560,831	9,419,823	(4,607,479)	518,085	343,472	(349,931)	(3,774,590)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(3,956)	(3,956)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2022
Cash and due from banks	12,722,407	481,308	20,223,700	1,000,181	2,433	278,152	11,130	34,719,311
Debt securities at fair value through profit or loss	-	2,706,222	11,762,070	955,213	-	25,272	-	15,448,777
Loans and other financing	116,658,522	68,176,857	16,729,516	12,244,090	1,876,962	136,674	(11,280,134)	204,542,487
Other Assets	13,982,508	4,507,126	261,576,481	8,321,947	2,964,495	1,698,893	15,050,465	308,101,915
Total Assets	143,363,437	75,871,513	310,291,767	22,521,431	4,843,890	2,138,991	3,781,461	562,812,490

Liabilities by segments
Deposits	194,921,518	45,119,813	184,796,274	3,541,667	-	56,569	(421,862)	428,013,979
Financing received from the Argentine Central Bank and others financial institutions	31,137	112	4,634,435	11,039,981	-	94,747	(11,134,729)	4,665,683
Unsubordinated debt securities	12,036	4,244	541,241	-	-	-	-	557,521
Other liabilities	16,709,230	4,093,387	7,183,143	2,944,525	2,374,024	725,618	14,468,984	48,498,911
Total Liabilities	211,673,921	49,217,556	197,155,093	17,526,173	2,374,024	876,934	2,912,393	481,736,094

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2021
Interest income	38,073,112	23,657,694	58,723,274	10,120,453	1,323	9,505	(1,958,255)	128,627,106
Interest expenses	(20,087,800)	(3,682,785)	(48,838,624)	(4,574,265)	-	-	1,920,418	(75,263,056)
Distribution of results by Treasury	6,248,151	(11,138,449)	4,890,298	-	-	-	-	-
Net interest income	24,233,463	8,836,460	14,774,948	5,546,188	1,323	9,505	(37,837)	53,364,050
Services Fee Income	13,129,529	1,233,551	74,102	3,368,709	-	3,335,194	(491,858)	20,649,227
Services Fee Expenses	(4,307,481)	(416,218)	(196,450)	(1,349,387)	-	(169,928)	165,015	(6,274,449)
Income from insurance activities	-	-	-	-	2,401,073	-	366,858	2,767,931
Net Service Fee Income	8,822,048	817,333	(122,348)	2,019,322	2,401,073	3,165,266	40,015	17,142,709
Subtotal	33,055,511	9,653,793	14,652,600	7,565,510	2,402,396	3,174,771	2,178	70,506,759

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2021
Net income from financial instruments at fair value through profit or loss	-	-	10,853,929	456,239	709,651	483,759	154,106	12,657,684
Income from withdrawal of assets rated at amortized cost	-	-	154,556	-	-	-	(39,247)	115,309
Exchange rate difference on gold and foreign currency	362,736	105,952	327,876	23,463	842	121,056	121,554	1,063,479
NIFFI And Exchange Rate Differences	362,736	105,952	11,336,361	479,702	710,493	604,815	236,413	13,836,472
Result from exposure to changes in the purchasing power of the currency	2,093,400	(3,073,985)	(5,864,767)	(765,398)	(888,849)	(572,767)	(738,339)	(9,810,705)
Other operating income	2,776,720	2,719,707	(1,030,124)	982,525	19,493	98,496	(167,178)	5,399,639
Loan loss provisions	(5,628,137)	(854,646)	(347,253)	(5,089,870)	-	-	-	(11,919,906)
Net operating income	32,660,230	8,550,821	18,746,817	3,172,469	2,243,533	3,305,315	(666,926)	68,012,259
Personnel expenses	(22,831,471)	(2,395,273)	(1,374,634)	(3,300,184)	(689,648)	(1,280,798)	(67,388)	(31,939,396)
Administration expenses	(13,655,730)	(1,009,161)	(1,019,918)	(2,113,090)	(623,040)	(803,430)	196,429	(19,027,940)
Depreciations and impairment of non-financial assets	(4,063,798)	(381,718)	(260,397)	(261,133)	(58,943)	(59,289)	(116,815)	(5,202,093)
Other operating expenses	(5,981,301)	(2,507,214)	(3,470,076)	(1,452,874)	(17,199)	(257,792)	(57,473)	(13,743,929)
Operating income	(13,872,070)	2,257,455	12,621,792	(3,954,812)	854,703	904,006	(712,173)	(1,901,099)
Result from associates and joint ventures	-	-	-	6,699	-	-	(6,699)	-
Result before taxes from continuing operations	(13,872,070)	2,257,455	12,621,792	(3,948,113)	854,703	904,006	(718,872)	(1,901,099)
Income tax	4,809,199	(343,661)	(4,262,895)	247,360	(196,744)	(307,161)	115,795	61,893
Net (loss) / income	(9,062,871)	1,913,794	8,358,897	(3,700,753)	657,959	596,845	(603,077)	(1,839,206)
Net (loss) / income for the period attributable to owners of the parent company	(9,062,871)	1,913,794	8,358,897	(3,700,753)	657,959	596,845	(601,071)	(1,837,200)
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	(2,006)	(2,006)
Other comprehensive (loss) / income	-	-	(441,372)	-	(1,944)	-	15,396	(427,920)
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	(441,372)	-	(1,944)	-	15,848	(427,468)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(452)	(452)
Comprehensive (loss) / income for the year	(9,062,871)	1,913,794	7,917,525	(3,700,753)	656,015	596,845	(587,681)	(2,267,126)
Comprehensive (loss) / income attributable to owners of the parent company	(9,062,871)	1,913,794	7,917,525	(3,700,753)	656,015	596,845	(585,223)	(2,264,668)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(2,458)	(2,458)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021

Cash and due from banks	20,113,397	916,978	31,094,094	1,215,837	7,008	435,156	314,511	54,096,981
Debt securities at fair value through profit or loss	-	-	35,969,183	1,351,722	-	3,797	-	37,324,702
Loans and other financing	126,741,086	103,233,773	12,703,748	18,603,828	1,435,448	168,877	(9,191,586)	253,695,174
Other Assets	18,104,409	8,467,915	232,600,710	8,485,876	3,869,383	2,423,707	29,319,424	303,271,424
Total Assets	164,958,892	112,618,666	312,367,735	29,657,263	5,311,839	3,031,537	20,442,349	648,388,281

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021
Deposits	230,308,877	51,604,690	186,860,902	11,165,283	-	125,841	(1,013,114)	479,052,479
Financing received from the Argentine Central Bank and others financial institutions	25,487	-	9,734,267	8,811,098	-	-	(8,187,026)	10,383,826
Unsubordinated debt securities	22,410	13,885	1,722,818	-	-	-	4	1,759,117
Other liabilities	23,614,590	7,152,856	17,668,507	6,085,123	2,644,540	1,187,731	13,145,769	71,499,116
Total Liabilities	253,971,364	58,771,431	215,986,494	26,061,504	2,644,540	1,313,572	3,945,633	562,694,538

4.	FAIR VALUES

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, as of  September 30, 2022 and December 31, 2021:

Instrument portfolio as of 09/30/2022	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	15,444,268	4,509	-
- Derivatives	242,298	-	-
- Other financial assets	6,728,721	-	-
- Other debt securities	10,122,231	162,568,167	-
- Financial assets pledged as collateral	14,238,295	-	-
- Investments in Equity Instruments	186,387	-	198,618
Total Assets	46,962,200	162,572,676	198,618
Liabilities
- Liabilities at fair value through profit or loss	395,601	-	-
- Other financial liabilities	18,236,248	-	-
Total Liabilities	18,631,849	-	-

Instrument portfolio as of 12/31/2021	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	36,807,353	517,349	-
- Derivatives	368,447	-	-
- Other financial assets	20,557,588	-	-
- Other debt securities	22,262,313	95,141,124	-
- Financial assets pledged as collateral	13,427,284	-	-
- Investments in Equity Instruments	260,757	-	178,142
Total Assets	93,683,742	95,658,473	178,142
Liabilities
- Liabilities at fair value through profit or loss	3,409,848	-	-
- Other financial liabilities	38,214,896	-	-
Total Liabilities	41,624,744	-	-

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2021	Transfers	Additions	Disposals	P/L	09/30/2022
Assets
- Debt securities at fair value through profit or loss	178,142	-	74,446	-	(53,970)	198,618

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group uses valuation techniques using spot rate curves that estimate yield curves based on market prices market. They are detailed below:

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of September 30, 2022, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of  September 30, 2022 and December 31, 2021  :

Other Financial Instruments as of 09/30/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	34,719,311	34,719,311	34,719,311	-	-
-Other financial assets	1,481,028	1,481,028	1,481,028	-
-Loans and other financing	204,542,487	203,394,347	-	-	203,394,347
- Repo transactions	9,571,157	9,571,157	9,571,157	-	-
- Other Debt Securities	38,225,420	38,225,420	38,225,420	-	-
-Financial assets in as guarantee	478,080	478,080	478,080	-	-
	289,017,483	287,869,343	84,474,996	-	203,394,347
Financial Liabilities
-Deposits	428,013,979	434,003,422	-	-	434,003,422
- Other financial liabilities	50,783	50,783	50,783	-	-
- Repo transactions	2,320,845	2,320,845	2,320,845	-	-
-Financing received from the BCRA and other financial institutions	4,665,683	5,350,304	-	-	5,350,304
- Unsubordinated debt securities	557,521	557,521	557,521	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 09/30/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
	435,608,811	442,282,875	2,929,149	-	439,353,726

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	54,096,981	54,096,980	54,096,980	-	-
-Other financial assets	2,514,671	2,514,670	2,514,670	-	-
-Loans and other financing	253,695,174	284,412,163	-	-	284,412,163
- Repo transactions	71,161,797	71,161,797	71,161,797	-	-
- Other Debt Securities	13,799,259	13,799,259	13,799,259	-	-
-Financial assets pledged as collateral	755,284	755,284	755,284	-	-
	396,023,166	426,740,153	142,327,990	-	284,412,163
Financial Liabilities
-Deposits	479,052,479	481,350,643	-	-	481,350,643
-Other financial liabilities	1,277,786	1,277,786	1,277,786	-	-
-Finances received from the BCRA and other financial institutions	10,383,826	10,993,822	-	-	10,993,822
- Unsubordinated debt securities	1,759,117	1,759,117	1,759,117	-	-
	492,473,208	495,381,368	3,036,903	-	492,344,465

5.	CASH AND DUE FROM BANKS

The composition of the cash on each of the indicated dates is detailed below:

Item	09/30/2022	12/31/2021	09/30/2021	12/31/2020
Cash and due from banks	34,719,311	54,096,981	59,897,087	91,934,384
Debt securities at fair value through profit or loss	4,936,996	17,277,868	2,320,727	4,684,106
Money Market Funds	557,335	2,907,280	2,587,173	2,313,853
Cash and cash equivalents	40,213,642	74,282,129	64,804,987	98,932,343

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	09/30/2022	12/31/2021	09/30/2021	12/31/2020
Cash and due from Banks
As per Statement of Financial Position	34,719,311	54,096,981	59,897,087	91,934,384
As per the Statement of Cash Flows	34,719,311	54,096,981	59,897,087	91,934,384
Debt securities at fair value through profit or loss
As per Statement of Financial Position	15,448,777	37,324,702	22,243,114	24,746,301
Securities not considered as cash equivalents	(10,511,781)	(20,046,834)	(19,922,387)	(20,062,195)
As per the Statement of Cash Flows	4,936,996	17,277,868	2,320,727	4,684,106
Money Market Funds
As per Statement of Financial Position – Other financial assets	8,209,749	23,072,259	13,718,901	10,739,729
Other financial assets not considered as cash	(7,652,414)	(20,164,979)	(11,131,728)	(8,425,876)
As per the Statement of Cash Flow	557,335	2,907,280	2,587,173	2,313,853

Reconciliation of financing activities at September 30, 2022 is as follows:

Items	Balances at 12/31/2021	Cash Flows		Other non-cash movements	Balances at 09/30/2022
		Collections	Payments
Unsubordinated debt securities	1,759,117	-	(1,201,596)	-	557,521
Financing received from the Argentine Central Bank and other financial institutions	10,383,826	120,493,581	(126,211,724)	-	4,665,683
Lease Liabilities	2,255,718	-	(1,885,070)	982,198	1,352,846
Total	14,398,661	120,493,581	(129,298,390)	982,198	6,576,050

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on  Bartolomé Mitre 434, , Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of September 30, 2022 and December 31, 2021  amounts to the 35,12%.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the BCRA definition of a related natural person) and any company related to any of the above whose consolidation is not required.

	09/30/2022	12/31/2021
Aggregate total financial exposure	611,888	791,719
Number of recipient related parties	72	131
Individuals	63	115
Companies	9	17
Average total financial exposure	8,498	10,023
Single largest exposure	161,608	741,380

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

7.1 Debt securities at fair value through profit or loss	09/30/2022	12/31/2021
Goverment securities	11,749,896	31,670,538
Corporate securities	2,755,364	5,029,770
Securities issued by the Argentine Central Bank	943,517	624,394
	15,448,777	37,324,702
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	133,182	356,213
Debtor balances related to forward operations in foreign currency	62,583	12,234
Sales options	46,533	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	242,298	368,447
7.3 Repo Trasactions
Financial debtors from cash sales to be settled and active repos	-	13,037
Financial debtors for active repos of government securities	64,388	-
Financial debtors for active repos of I.R.M. with Argentine Central Bank	9,488,466	70,910,395
Accrued interest receivable for active repos	18,303	238,365
	9,571,157	71,161,797
7.4 Other financial assets
Participation Certificates in Financial Trusts	143,146	142,855
Investments in Asset Management and Other Services	1,550,290	3,427,263
Other investments	1,273,776	861,784
Receivable from spot sales peading settlament	3,582,589	16,378,342
Several debtors	1,519,297	1,253,685
Miscellaneous debtors for credit card operations	243,120	1,071,729
Miscellaneous debtors for collections	40,665	83,087
Allowances	(143,134)	(146,486)
	8,209,749	23,072,259
7.5 Loans and other financing
Non‑financial public sector	345,747	37,762
Financial sector	522,870	127,598
Loans	553,166	170,445
Less: allowances	(30,296)	(42,847)
Non‑financial private sector and foreign residents:	203,673,870	253,529,814
Loans	203,195,888	257,306,869
Overdrafts	9,711,848	8,358,051
Promissory notes	65,061,979	89,749,224
Mortgage loans	3,064,165	5,368,647
Automobile and other secured loans	6,834,615	5,790,746
Personal loans	33,461,693	47,777,420
Credit card loans	43,616,156	51,018,299
Foreign trade loans and U$S loans	10,567,548	18,021,684
Others	8,446,332	9,709,859
Interest and price differences accrued receivable	26,862,982	32,669,957
(documented interests)	(3,714,518)	(9,854,857)
IFRS adjustments	(716,912)	(1,302,161)
Receivables from financial leases	9,304,316	10,227,561
Others	2,458,919	2,633,377
Less: allowances	(11,285,253)	(16,637,993)
	204,542,487	253,695,174

7.6 Other debt securities
Debt securities	3,736,792	366,192
Financial Trust Debt Securities	29,381	-
Goverment securities	31,141,835	36,073,567
Securities issued by the Argentine Central Bank	176,043,733	94,765,358
Others	48	80
Allowance	(35,971)	(2,501)
	210,915,818	131,202,696
7.7 Financial assets pledged as collateral
Special guarantees accounts in the Argentine Central Bank	9,282,964	10,820,627
Deposits in guarantee	2,258,159	3,361,941
Forward purchases for repo operations	3,175,252	-
	14,716,375	14,182,568
7.8 Other non-financial assets
Other Miscellaneous assets	3,027,551	2,083,010
Loans to employees	615,314	385,275
Payments in advance	1,415,195	1,312,556
Works of art and collector's pieces	70,735	81,075
Retirement insurance	106,239	115,701
Other non-financial assets	112,231	109,284
	5,347,265	4,086,901

7.9 Inventories
Electronics	197,681	231,558
Home and Health care	5,433	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Allowances for impairment	(487)	(4,411)
	202,627	227,147

7.10 Deposits
Non-financial sector	23,430,989	19,056,963
Financial sector	62,232	64,933
Current accounts	38,981,480	52,456,930
Savings accounts	162,148,319	157,997,750
special checking accounts	69,056,005	102,422,350
Fixed term and term investments	110,152,346	129,776,073
Investment accounts	12,266,914	6,305,115
Others	7,014,695	7,190,334
Interest and Adjustments	4,900,999	3,782,031
	428,013,979	479,052,479
7.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	115,117	2,265,748
Liabilities for transactions in foreign currency	280,484	1,144,100
	395,601	3,409,848

7.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	4,319,659	21,345,019
Collections and other operations on behalf of third parties	12,494,796	14,936,250
Fees accrued to pay	3,070	11,343
Financial guarantee contracts	29,132	23,582
Liabilities associated with the transfer of financial assets not derecognised	87,528	915,988
Lease liability	1,352,846	2,255,718
Others	-	4,782
	18,287,031	39,492,682
7.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	3,509,210	1,720,409
Financing received from international institutions	1,156,473	8,663,417
	4,665,683	10,383,826
7.14 Provisions
Provisions for unutilized balances	960,530	1,073,047
Eventual commitments	312,282	345,204
Other contingencies	93,016	99,114
	1,365,828	1,517,365
7.15 Other non-financial liabilities
Payroll and social securities	9,566,762	10,386,775
Sundry creditors	8,901,886	9,765,995
Tax payable	5,860,584	5,746,000
Planned payment orders pending settlement	1,324,025	670,009
Revenue from contracts with customers (1)	296,390	305,127
Contribution to the deposit guarantee fund	60,512	66,265
Others non- financial liabilities	42,159	36,523
	26,052,318	26,976,694

	nine-month period ending on		three-month period ending on
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
7.16 Interest income
Interest on overdrafts	3,901,005	3,650,428	1,388,500	1,554,198
Interest on promissory notes	13,227,755	13,313,804	4,336,159	4,852,427
Interest on personal loans	19,610,865	24,488,472	5,844,196	7,822,623
Interest on promissory notes	8,665,282	8,933,428	3,679,434	2,812,192
Interest on credit card loans	8,781,978	7,421,824	3,002,319	2,314,520
Interest on mortgage loans	11,649,452	9,050,813	4,346,398	2,590,285
Interest on automobile and other secured loan	2,629,401	1,832,971	919,235	638,652
Interest on foreign trade loans and USD loans	876,859	1,694,537	247,203	488,973
Interest on financial leases	2,812,841	1,755,118	1,011,935	716,389
Interest on public and private securities measured at amortized cost	73,027,422	34,372,725	31,179,099	12,798,732
Others	6,823,140	22,112,986	2,186,651	7,826,123
	152,006,000	128,627,106	58,141,129	44,415,114

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	nine-month period ending on		three-month period ending on
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
7.17 Interest Expenses
Interest on current accounts deposits	38,677,288	25,408,687	17,177,308	9,182,090
Interest on time deposits	55,334,065	47,550,695	20,194,114	16,838,828
Interest on other liabilities from financial transactions	1,344,027	1,821,183	506,378	514,994
Interest on financing from the financial sector	215,085	220,175	36,096	125,234
Others	321,442	262,316	144,851	90,369
	95,891,907	75,263,056	38,058,747	26,751,515
7.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	11,032,437	9,673,640	3,695,576	3,006,863
Income from securities issued by the Argentine Central Bank	839,808	428,299	143,495	125,399
Derivatives	277,005	2,555,745	100,454	751,503
	12,149,250	12,657,684	3,939,525	3,883,765
7.19 Service Fees Income
Commissions from deposit accounts	8,047,609	8,146,897	2,534,884	2,865,379
Commissions from credit and debit cards	6,088,874	6,112,555	1,935,140	2,026,506
Commissions from loans operations	218,365	168,392	42,302	67,694
Commissions from miscellaneous operations	5,255,251	6,082,818	1,671,819	2,035,798
Others	91,251	138,565	25,823	41,226
	19,701,350	20,649,227	6,209,968	7,036,603
7.20 Services Fees expenses
Commissions paid	6,875,420	6,132,920	2,177,421	2,082,955
Export and foreign currency operations	173,591	141,529	36,100	41,140
	7,049,011	6,274,449	2,213,521	2,124,095
7.21 Other operating incomes
Loans recovered and allowances reversed	2,408,357	2,127,715	838,661	534,318
Rental from safety boxes	497,788	470,279	166,242	165,286
Commissions from trust services	49,111	54,944	15,791	27,803
Adjust other credits	251,673	211,640	92,933	60,427
Sales of property. plant and equipment	20,818	9,748	(7,328)	5,915
Default interests	380,685	343,147	121,126	147,771
Others	2,373,578	2,182,166	964,551	724,009
	5,982,010	5,399,639	2,191,976	1,665,529
7.22 Personnel expenses
Payroll and social securities	31,988,859	28,789,619	9,860,049	9,375,423
Personnel expenses	2,649,725	3,149,777	1,016,993	735,782
	34,638,584	31,939,396	10,877,042	10,111,205

7.23 Administration expenses
Directors´ and statutory auditors´fees	504,340	606,764	187,351	199,738
Other fees	5,128,382	5,280,540	1,794,811	1,849,214
Advertising and publicity	1,499,842	1,377,906	621,462	595,102
Taxes	4,069,720	4,220,538	1,357,989	1,457,531
Maintenance. security and services	4,464,032	5,309,406	1,525,602	1,795,261
Rent	62,898	104,981	19,941	28,839
Others	2,481,939	2,127,805	1,004,677	614,610
	18,211,153	19,027,940	6,511,833	6,540,295
7.24 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	1,015,310	1,057,327	297,924	357,205
Depreciation of miscellaneous assets	450,136	378,314	156,137	113,507
Amortization of intangible assets (Schedule G)	2,926,562	2,425,487	946,620	856,211
Depreciation of rent asstes by right of use (Schedule F)	1,245,829	1,340,965	423,628	407,285
	5,637,837	5,202,093	1,824,309	1,734,208
7.25 Other operating expenses
Promotions related with credit cards	1,190,530	965,768	398,033	361,344
Turnover tax	10,608,118	10,114,398	3,830,699	3,431,888
Result by initial recognition of loans	99,687	264,599	28,678	77,798
Charges paid to National Social Security Administration (ANSES)	130,036	126,858	26,078	43,638
Balance adjustments loans and credit cards	207,717	364,889	73,380	259,233
Operationaal losses	606,818	38,533	279,278	12,839
Interests for leases liabilities	342,238	361,266	73,626	167,346

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	nine-month period ending on		three-month period ending on
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Coverage services	10,037	22,042	2,498	5,800
Contributions made to deposit insurance fund	591,840	607,619	195,859	205,738
Charge for credit loss of others credits and for other provisions	771,727	296,822	349,356	86,068
Others	819,377	581,135	223,528	115,030
	15,378,125	13,743,929	5,481,013	4,766,722

8.	CONSIDERATION OF THE RESULTS

The Annual Ordinary Shareholders' Meeting held on April 27, 2022 approved the financial statements as of December 31, 2021 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with optional reserve.

Likewise, the partial reversal of the optional reserve set up for the distribution and payment of dividends was approved. Pursuant to the board meeting held on May 5, 2022, it was decided to approve the payment of cash dividends for 419,342 thousands of pesos.

9.	INSURANCE

Income from insurances activities

The composition of the item “Result for insurance activities” as of September 30, 2022 and 2021  is as follows:

Items	nine-month period ending on		Three-month period ending on
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Accrued premiums	4,274,985	4,604,981	1,388,937	1,619,195
Accrued claims	(665,093)	(950,569)	(207,988)	(387,394)
Production expenses	(663,515)	(886,481)	(244,268)	(361,736)
Total	2,946,377	2,767,931	936,681	870,065

10.	ASSET MANAGEMENT AND OTHER SERVICES

As of September 30, 2022 and December 31, 2021, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Premier Renta CP en Pesos	65,666,110	83,666,905	65,567,329	83,547,234	11,437,974,280	11,713,447,317
Premier Renta Plus en Pesos	521,258	494,786	509,872	491,835	19,597,095	15,706,691
Premier Renta Fija Ahorro	10,392,830	15,310,081	9,996,108	15,210,364	801,951,617	2,136,780,683
Premier Renta Fija Crecimiento	178,924	189,696	177,209	189,169	4,842,134	4,571,392
Premier Renta Variable	425,030	680,602	420,812	675,290	6,120,282	8,944,577
Premier Abierto Pymes	1,139,507	1,729,551	1,091,240	1,725,950	77,380,032	99,988,028
Premier Commodities	648,588	496,759	564,074	374,301	22,049,055	15,200,277
Premier Capital	3,596,614	2,388,127	3,489,136	2,359,976	296,192,809	180,998,028
Premier Inversión	979,081	2,185,956	978,574	2,184,891	988,457,500	1,965,594,347
Premier Balanceado	1,189,523	1,998,208	1,188,575	1,996,647	107,272,240	169,137,724
Premier Renta Mixta	3,517,531	6,110,135	3,406,771	5,448,570	630,605,568	850,150,799
Premier Renta Mixta en Dólares	130,816	224,051	129,048	222,686	2,032,269	2,122,092
Premier Performance Dólares	358,712	866,683	357,534	860,370	4,262,624	6,455,272
Premier Global USD	348,105	441,276	347,074	440,423	2,352,384	2,430,000
Premier Estratégico	1,160,103	-	1,159,073	-	805,769,160	-

11.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

11.1. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No, 24485 and Decree No, 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No, 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, such limit amounted to 1,000 pursuant to Communication “A” 6654, As from May 1, 2020, the new limit amounts to $ 1,500, pursuant to Communication “A” 6973.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

11.2. RESTRICTED ASSETS

The Group has assets whose availability is restricted, according to the following detail:

Detail	09/30/2022	12/31/2021
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	9,278,896	10,820,627
Guarantee deposits for term operations	2,263,800	-
Guarantee deposits for currency forward transactions	2,021,483	2,169,244
Guarantee deposits for forward exchange operations	872,127	1,107,336
Guarantee deposits for credit cards transactions	226,375	-
Other guarantee deposits	53,637	64,648
	14,716,318	14,161,855

11.3. COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to 2021 and until September 30, 2022, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

11.4.	FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of September 30, 2022:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine,	-	-

Those initially mentioned in Exhibit V (DISERVEL S.R.L, INGENIAS S.R.L, GEOTECNIA (INV, CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexion Electrica Rodeo S.A.

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set-ip on	Initial Amount in Trust	Títulos Emitidos		Book value at 09/30/2022
			Participation Certificates	Debt Securities	Participation Certificates	Debt Securities
26	31/3/2022	1,000,000	170,000	830,000	169,650	-

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

11.5. ISSUANCE OF NEGOTIABLE DEBT SECUTITIES

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

The following describes issuances in force as of September 30, 2022 and December 31, 2021:

Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								09/30/2022	12/31/2021
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4,05%	557,521	1,759,117
							Total	557,521	1,759,117

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Global Program for the Issuance of Subordinated debt securities for up to V / N $ 750,000 (expanded to V / N $ 2,000,000),

As of September 30, 2022 and December 31, 2021, the Bank has no outstanding issues.

11.6.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional of 1 percentage point on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020, extending it until December 31, 2021 through communication "A" 7035 of June 4, 2020.

Likewise, on December 17, 2020, through communication “A” 7181, the BCRA decided to extend said suspension in the distribution of results until June 30, 2021. Later on June 24, 2021 through Communication “A” 7312 again extended the extension until December 31, 2021.

On December 16, 2021, the Board of Directors of the Central Bank of the Argentine Republic (BCRA) established that the entities of the financial system may distribute as of next year up to 20% of the profits accumulated until December 31, 2021, in twelve monthly and consecutive installments, in accordance with the rules for distribution of results.

11.7.	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of  September 30,2022 and  December 31,2021, the minimum cash reserve was made up as folllows:

Item (*)	09/30/2022	12/31/2021
Current accounts in the Argentine Central Bank (**)	1,000,000	4,000,000
Sight accounts in the Argentine Central Bank (**)	17,556,074	14,658,247
Special accounts for previous credit payment (**)	8,835,041	6,095,650
Special accounts for acred. assets (**)	720,318	-
Total	28,111,433	24,753,897

(*) Historical values without inflation adjustment

(**)They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

11.8.	FINANCIAL AGENCY AGREEMENT OF THE PROVINCE OF SAN LUIS

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As previously disclosed, on January 17, 2017, the Province of San Luis notified the Bank of its decision to exercise its right to terminate the financial agency agreement, effective as of February 28, 2017. Despite the termination of the financial agency agreement, since February 2017 the Bank continued to provide financial services to the government of the Province of San Luis and its employees following an agreement signed with the province which was successively renewed and remained in force until May 2, 2022. On May 5, 2022, the government of the Province of San Luis notified Banco Supervielle that on May 2, it had signed an agreement for the designation of Banco de la Nación Argentina as financial agent.

On July 26, the Bank closed the agreement to transfer the financial agent business that served the government of the Province of San Luis for almost 25 years, including the transfer of employees, branches and the assignment of the loan portfolio that involves agents and employees of the province. It does not include any private sector customers of the Bank in the province.

The operation was transferred in August and included almost 96 thousand customers (including San Luis employees and provincial social plans), Loans and credit card balances amounting to AR$ 4.139 million, 140 collaborators and 14 branches located in the Province. Another 4 branches were closed. The operation transferred accounted for approximately 2.4%, 4% and 10% of our total loans, employees and physical branches, respectively. Net revenues associated with this agency agreement in 2022 represented 2.2% of the Bank’s total revenues in this first half.

The Bank will continue to build on the strong franchise established over the past 25 years serving the private sector in this province through five physical branches in the most densely populated areas, together with its innovative virtual branches and serving more than 106.000 customers. The continuing operation includes a loan portfolio of over AR$ 6.000 million, which accounted to 60% of the total operation in the Province until de transfer.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in policies related to the administration of risks the Group may be exposed to regarding financial statements as of December 31, 2021 and in Note1.2.

In this regard, the risks in relation to the context in which the Company operates must be taken into account, as described in Note 16.

13.	INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S.A. a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term. In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half. As of December 31, 2020, Tranche B will be canceled in its entirety, and the USD 35,000,000 of Tranche A. In November 2022, the last installment of the longest tranche would be paid.

The Group has been in compliance with the financial covenants

14.	ASSIGNMENT OF LOAN PORTFOLIO

IUDÚ Compañía Financiera transferred to Banco Supervielle S.A. its loan portfolio under the following terms: (a) assignment without recourse of loan portfolio, pledge loans and credit card contracts, (b) assignment of the contractual position held by IUDU and (c) assignment of the contractual position of IUDU with different vendors. The transfers of IUDÚ's financial products and services include the transfer to Banco Supervielle S.A. of the commercial exploitation rights of the respective user clients of such financial products and services.

The approximate amount of the assigned portfolio as of September 30, 2022 amounted to $17,901,000, which will be precisely established and paid by Banco Supervielle S.A. to IUDÚ as the assignments and partial and periodic migrations of the credit portfolio materialize.

Likewise, Tarjeta Automática S.A assigned its loan portfolio to the Bank under the following terms: (a) assignment without recourse of the loan portfolio originated by Tarjeta Automática S.A. in its line of business through personal loans granted and credit card contracts. Transfers of the financial products and services of Tarjeta Automática S.A. include the transfer to Banco Supervielle S.A. of the commercial exploitation rights of the respective clients, users of such financial products and services.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The approximate amount of the assigned portfolio as of September 30, 2022 amounted to $275,000, which will be precisely established and paid by Banco Supervielle S.A. a Tarjeta Automática S.A. as the assignments and partial and periodic migrations of the credit portfolio materialize.

The transfer and technological migration of the credit portfolio of IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A. will be made after acceptance of the offer letters by Banco Supervielle S.A. and through 2 different migrations, by batches of clients, which will be completed approximately in the course of the month of December 2022.

15.	OWN SHARES ACQUISITION PROGRAM

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

As of the date of issuance of these financial statements, Grupo Supervielle proceeded to repurchase 8,087,385 Class B ordinary shares for 735,674.

16.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

In recent months, the behavior of international markets has been affected by the advance of the omicron variant of the coronavirus, the persistence of significant inflationary pressures and certain disruptive decisions in China, among others. Consequently, the global economic recovery continues its course, but at a slower pace than expected months ago. The new international scenario seems to be converging towards a scenario of more moderate economic growth with tightening financial conditions, added to additional inflationary pressures due to delays in production chains and the rise in the prices of some raw materials. In this line, the Federal Reserve of the United States has begun to reduce the liquidity injected into the markets (a process known as tapering) and, according to the latest projections of the members of the Monetary Policy Committee, during 2022 there would be three increases of rates.

In the case of Argentina, after the 9.9% drop in GDP in 2020, the economy managed to recover pre-pandemic levels in July 2021. Although during the second quarter of 2021 the GDP recovered 11.9% year-on-year, helped by the low base of comparison, in seasonally adjusted terms it expanded 4.1% against the second quarter of the year. This expansion was explained by the reinforcement of expansionary fiscal and monetary policies in the previous election, and the absence of mobility restrictions that were present in the second quarter of the year. According to INDEC, in November activity grew 1.7% in monthly terms. This positioned economic activity 3.7% above the monthly value of February 2020, the month prior to the implementation of the first measures due to the pandemic.

Fiscal accounts, meanwhile, accumulated a primary deficit of 3.6% of GDP in 2021 (result that excludes income from the Solidarity Contribution, and those from the transfer of Special Drawing Rights transferred by the International Monetary Fund). . In recent months, the red color of the public accounts has accelerated considerably, not so much due to a moderation in total revenues but more dynamism on the part of primary spending in an electoral context.

As a consequence of this increase in the deficit, assistance from the Central Bank to the Treasury has been increasing in the fourth quarter of 2021. The BCRA exhausted the financing channel for BCRA profit transfers (a total of $787,712 million ) in the month of October. In addition, $912,599 million transferred via Temporary Advances must be added.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Throughout 2021, the BCRA assisted the Treasury for an equivalent to 3.7% of GDP, of which 2.5% of GDP was concentrated in the fourth quarter.

The issuance of pesos to cover the fiscal gap has been stressing the exchange front for several months. As a result, in recent months the BCRA has continued to take measures to stop the drain on foreign currency. During 2022, sales of dollars to the private sector, the use of foreign currency to intervene in the stock market, and the use of foreign currency for Treasury debt payments moderated. In any case, a net sale of the International Reserves for US$ 3,320 million is observed, closing the period at a level of US$ 37,625 million.

During 2022, the official exchange rate began to accelerate until reaching 43.37% in the 9 months that elapsed, still below the inflation rate for the same period, which in September indicated 66%. In detail, the official exchange rate defined daily by the BCRA through Communication "A" 3,500 went from $/US$ 102.75 to $/US$ 147.315 between the last business day of December and the last of September.

The main indicators in our country are:

• Accumulated inflation between December 31, 2021 and September 30, 2022 reached 66.01% (CPI)

• Between December 31, 2021 and September 30, 2022, the peso depreciated 43.50% against the US dollar, according to the exchange rate of Banco de la Nación Argentina.

• The monetary authority imposed greater exchange restrictions, which also affect the value of foreign currency in existing alternative markets for certain restricted exchange transactions in the official market.

In March 2022, the Government announced that it had reached an agreement with the International Monetary Fund.

Congress approved the agreement with the IMF on March 11, extending the financing for a 2.5-year term with a 10-year repayment period. The agreement with the IMF has the following important points:

• Argentina commits to gradually reduce its primary deficit from 2.5% of GDP in 2022, to 1.9% of GDP in 2023 and to 0.9% of GDP in 2024.

• Argentina commits to gradually reduce its financing from the National Treasury from 1% of GDP in 2022, to 0.6% of GDP in 2023 and 0% of GDP in 2024.

• Placement of real positive interest rates

• A comprehensive approach to reducing inflation, which is a multi-causal phenomenon, and the accumulation of reserves without modifying the current exchange policy regime.

As of the date of these financial statements, the Central Bank modified the interest rate of the LELIQ to 75%.

The financial sector has significant exposure to the Argentine public sector, through rights, public securities, loans and other assets. The Group's exposure to the Argentine public sector is as follows:

09/30/2022
BCRA+ Repo	185,859,075
Bonds issued by the National Treasury	42,845,238
Other provincial public securities	36,010
Total Public Securities	228,740,323
Loans to the Public Sector	345,747
Total Exposure to the Public Sector	229,086,070
Percentage of total assets	41%
Percentage of total Equity	283%

According to what is established in note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

The context of volatility and uncertainty continues at the date of issuance of these interim condensed consolidated financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read in the light of these circumstances.

17.	SUBSEQUENT EVENTS

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

There are no events or operations that occurred after September 30, 2022 in addition to those disclosed in these financial statements that may significantly affect the financial position or results of the Group as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of September 30, 2022 and December 31, 2021:

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2022	Book value 12/31/2021	Book value 09/30/2022	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Bono Rep.Arg.Vinculado U$S V30/11/2022	1	1,781,197	-	1,781,197	-	1,781,197
Bono Nación Dual Vto.29/09/23	1	1,716,036	-	1,716,036	-	1,716,036
Bono Nación Dual Vto.30/06/23	1	1,339,240	-	1,339,240	-	1,339,240
Bono Nación Dual Vto.31/07/23	1	855,345	-	855,345	-	855,345
Letra tesoro $ aj CER Desc Vto.16/12/22	1	811,581	-	811,581	-	811,581
Letra tesoro $ aj CER Desc Vto.19/05/23	1	750,322	4,932,383	750,322	-	750,322
Letra Tesoro $ a desc. Vto.16/12/22	1	731,869	3,010,680	731,869	-	731,869
Bono Tesoro $ Aj CER 1,50% Vto.25/03/24	1	601,057	-	601,057	-	601,057
Bono Tesoro vinc al U$S 28/04/23	1	537,841	-	370,769	-	370,769
Letra Tesoro $ a desc. Vto.31/01/23	1	497,815	-	497,815	-	497,815
Otros	1	1,823,255	22,996,349	1,594,726	-	1,594,726
Bonos tesoro Nac vinc USD	1	-	673,631	-	-	-
Bono Tesoro Nac Arg 2,5% $ 22/07/2021 (TC21)	1	-	-	0	-	0
Bocon - Bono de consolidacion $ 8 serie (PR15)	1	25,272	3,797	25,272	-	25,272
T2V2	1	46,530		46,530		46,530
X20E3	1	60,687		60,687		60,687
SPC10	1	161,378		161,378		161,378

Central Bank Bills
Central Bank Bills Mat. 10/06/2022	1	297,289	-	297,289	-	297,289
Central Bank Bills mat. 10/12/2022	1	646,228	-	646,228	-	646,228
Central Bank Bills mat. 01/11/2022	1	-	591,816	-	-	-
Central Bank Bills mat. 01/20/2022	1	-	32,577	-	-	-

Corporate Securities
On Ypf Clase 39 8,50% U$S Vto.07/28/25	1	22,246	-	22,246	-	22,246
On Pyme Venturino $ mat.10/05/23	2	4,509		21,162	-	21,162
On Luz Tres Picos 4 U$S 09/29/26	1	21,162	6,670	4,509	-	4,509

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2022	Book value 12/31/2021	Book value 09/30/2022	Options	Final Position
On Santander Rio $ CL.25 Mat.06/10/22		-	422,896
On Ypf Energía Elec $ CL.7 Mat.05/20/22			87,783
others	1	2,717,918	4,566,120	2,717,918	-	2,717,918

Total Debt Securities at Fair value through profit or loss		15,448,777	37,324,702	15,053,176	-	15,053,176
OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Treasury Bond $ V at 06/02/2023	1	3,073,800	6,132,264	3,073,800	-	3,073,800
Treasury letter $ at desc. Mat.06/16/23	1	1,384,500	-	1,384,500	-	1,384,500
Treasury Bond $ Aj CER 1.50% Mat. 03/25/24	1	595,631	2,112,641	595,631	-	595,631
Treasury Bond $ Aj CER 1.40% Mat. 03/25/23	1	400,731	984,402	400,731	-	400,731
Treasury letter $ aj a Desc Mat. 04/21/23	1	282,000	-	282,000	-	282,000
Treasury letter $ aj CER Desc Mat. 01/20/23	1	46,686	-	46,686	-	46,686
Treasury letter $ at desc. Expiration 10/31/22	1	23,430	-	23,430	-	23,430
Vinc Treasury Bond at US$ 04/29/22	1	-	6,198,250	-	-	-
Treasury letter $ aj CER Desc Mat08/16/22	2	-	1,723,843	-	-	-
Treasury letter $ at desc. Mat 04/29/22	1	-	1,466,429	-	-	-
Others	1	-	1,683,358	-	-	-
Nation Treasury bond TV22	1	-	688,735	-	-	-
National Treasury Bill in pesos CER X16D2	1	280,322	-	280,322	-	280,322
National Treasury Bill in pesos CER X19Y3	1	2,144,227	-	2,144,227	-	2,144,227
DKL Treasury Bond 0.30% 04/28/23	1	-	87,029	0	-	0
National Treasury Bill in $ 03/31/22	1	-	300,836	0	-	0
Treasury Bond $ Aj CER 1.20% 2022	1	-	286,042	0	-	0
National Treasury Bill in pesos CER 02/28/22	1	-	610,506	0	-	0
Letter Adjust Disc.16/06/23 $ CG (X16J3)	1	121,197	-	121,197		121,197
Treasury Bond $ Aj CER $ 2026 (TX26)	1	110,810	-	110,810		110,810
National Treasury Bill in pesos CER 19/05/23 (X19Y3)	1	62,123	-	62,123		62,123
Treasury Bond $ Aj CER 1.55% 2024 (T2X4)	1	128,858	-	128,858		128,858
Treasury Bond $ Aj CER $ 2026 (TX26)	1	126,643	-	126,643		126,643
Treasury Bill $ Aj CER 04/21/2023	1	188,940	-	188,940		188,940

Central Bank Bills
Central Bank Bills mat.10/20/22	2	41,974,986	-	42,263,144	-	42,263,144

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2022	Book value 12/31/2021	Book value 09/30/2022	Options	Final Position
Central Bank Bills mat.10/18/22	2	36,644,654	-	36,644,654	-	36,644,654
Central Bank Bills mat.10/11/22	2	14,668,455	-	14,668,455	-	14,668,455
Central Bank Bills mat.10/25/22	2	11,413,680	-	11,413,680	-	11,413,680
Central Bank Bills mat.10/27/22	2	9,474,370	-	9,474,370	-	9,474,370
Central Bank Bills mat.10/06/22	2	7,902,568	-	9,878,210	-	9,878,210
Central Bank Bills mat.01/18/22	2	-	29,343,345	-	-	-
Central Bank Bills mat.01/25/22	2	-	19,423,287	-	-	-
Central Bank Bills mat.01/11/22	2	-	13,956,424	-	-	-
Central Bank Bills mat.01/04/22	2	-	11,576,936	-	-	-
Others	2	-	20,465,366	-	-	-

Central Bank Notes
Central Bank Notes Mat.01/11/23	2	11,634,110	-	11,634,110	-	11,634,110
Central Bank Notes Mat.11/02/22	2	6,354,175	-	6,354,175	-	6,354,175
Central Bank Notes Mat.11/30/22	2	6,167,990	-	6,167,990	-	6,167,990
Central Bank Notes Mat.01/04/23	2	4,174,351	-	4,174,351	-	4,174,351
Central Bank Notes Mat.01/04/23	2	3,895,329	-	3,895,329	-	3,895,329
Central Bank Notes Mat.01/04/23	2	3,413,265	-	3,413,265	-	3,413,265
Central Bank Notes Mat.01/04/23	2	2,301,522	-	2,301,522	-	2,301,522

Corporate Securities
On Tarj Naranja CL.53 $ V04/05/24	2	1,120,294	-	1,120,294	-	1,120,294
On Tarj Naranja CL.55 $ V02/09/24	1	965,169	-	965,169	-	965,169
On Spi Energy SA CL.1 US$ V.06/27/2026	2	634,942	-	634,942	-	634,942
On Credicuotas C. S.2 $ 01/28/2024	2	220,223	184,827	220,223	-	220,223
On Msu Energy CL.4 U$S Mat.05/20/24	1	187,131	-	187,131	-	187,131
On MSU S.A. Cl. 2 UVA Mat.08/06/23	2	174,691	-	174,691	-	174,691
On Newsan SA CL.12 $ V.06/13/2023	2	115,005	88,491	115,005	-	115,005
On Credicuotas C. S.1 10/05/2023 $	2	112,362	-	112,362	-	112,362
On Cent ter Gen/Med UVA Mat.11/12/24	2	89,658	90,374	89,658	-	89,658
On MSU S.A S.10 U$S Mat.09/12/24	2	81,537	-	81,537	-	81,537

Others	1	32	53	32	-	32

Measurement at amortized cost
Argentine

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2022	Book value 12/31/2021	Book value 09/30/2022	Options	Final Position
Government Securities
Treasury Bond $ Due 05/23/27	-	14,481,318	-	14,481,318	-	14,481,318
Treasury bill $ aj CER Desc Expiration date 05/19/23	-	2,164,856	-	2,164,856	-	2,164,856
Dual Nation Bond Expiration 09/29/23	-	2,016,290	-	2,016,290	-	2,016,290
Treasury bill $ aj CER Desc Expiration date 01/20/23	-	1,146,082	-	1,146,082	-	1,146,082
Treasury bill $ at desc. Expiration 09/18/23	-	983,217	-	983,217	-	983,217
Treasury bill $ aj CER Desc Expiration date 12/16/22		879,748	-	879,748	-	879,748
Treasury Bond $ Fixed Term 22% Maturity 05/21/22		500,425	13,799,231

Central Bank Notes
Central Bank Notes Mat.03/22/23		10,205,890	-	10,205,890	-	10,205,890
Central Bank Notes Mat.03/15/23		3,109,308	-	3,109,308	-	3,109,308
Central Bank Notes Mat.02/22/23		2,709,080	-	2,709,080	-	2,709,080

Corporate Securities
FF Red Surcos XXIX lote 1		15,142	-	15,142	-	15,142
FF Red Surcos XXIX lote 2		14,048	-	14,048	-	14,048
Others		16	27	16	-	16

Total other debt securities		210,915,818	131,202,696	212,679,193	-	212,679,193
EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Pampa Energía S.A.	1	54,922	41,022	54,922	-	54,922
YPF SA	1	52,352	15,990	52,352	-	52,352
Transener SA	1	20,066	12,107	20,066	-	20,066
Grupo Financiero Galicia SA	1	15,755	27,025	15,755	-	15,755
Loma Negra S.A.	1	10,566	26,715	10,566	-	10,566
Ternium Arg S.A.Ords."A"1 Voto Esc	1	9,062	55,553	9,062	-	9,062
Banco Francés SA	1	7,346	4,476	7,346	-	7,346
Transp. De Gas Del Sur	1	3,068	2,662	3,068	-	3,068
Edenor SA	1	2,349	5,748	2,349	-	2,349
Aluar SA	1	2,339	30,127	2,339	-	2,339
Others	1	8,562	39,332	8,562	-	8,562

Measured at fair value with changes in OCI

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2022	Book value 12/31/2021	Book value 09/30/2022	Options	Final Position
Argentine
Others	3	198,618	178,142	198,618	-	198,618

Total equity instruments		385,005	438,899	385,005	-	385,005
Total		226,749,600	168,966,297	228,117,374	-	228,117,374

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2022 and December 31, 2021 balances of loans and other financing are the following:

	09/30/2022	12/31/2021
COMMERCIAL PORTFOLIO

Normal situation	72,256,800	87,056,713
-With "A" Preferred Collateral and Counter-guarantees	1,757,185	3,552,256
-With "B" Preferred Collateral and Counter-guarantees	6,815,499	8,964,596
- Without Preferred Collateral nor Counter-guarantees	63,684,116	74,539,861

Subject to special monitoring
- Under Observation	1,545,305	2,937,471
-With "A" Preferred Collateral and Counter-guarantees	460	50
-With "B" Preferred Collateral and Counter-guarantees	1,534,322	2,641,456
- Without Preferred Collateral nor Counter-guarantees	10,523	295,965

With problems	1,633,639	8,433
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	1,120,942	-
- Without Preferred Collateral nor Counter-guarantees	512,697	8,433

High risk of insolvency	369,778	638,309
-With "A" Preferred Collateral and Counter-guarantees	2,758	4,501
-With "B" Preferred Collateral and Counter-guarantees	72,929	382,902
- Without Preferred Collateral nor Counter-guarantees	294,091	250,906

Uncollectible	2,485	2,087,800
-With "A" Preferred Collateral and Counter-guarantees	-	238,123
-With "B" Preferred Collateral and Counter-guarantees	930	1,504,264
- Without Preferred Collateral nor Counter-guarantees	1,555	345,413

TOTAL COMMERCIAL PORTFOLIO	75,808,007	92,728,726

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	09/30/2022	12/31/2021
CONSUMER AND HOUSING PORTFOLIO

Normal situation	134,668,565	166,020,314
-With "A" Preferred Collateral and Counter-guarantees	4,453,908	3,692,420
-With "B" Preferred Collateral and Counter-guarantees	12,942,816	13,842,684
- Without Preferred Collateral nor Counter-guarantees	117,271,841	148,485,210

Low Risk	3,785,157	4,374,230
-With "A" Preferred Collateral and Counter-guarantees	65,417	98,134
-With "B" Preferred Collateral and Counter-guarantees	311,606	407,651
- Without Preferred Collateral nor Counter-guarantees	3,408,134	3,868,445

Medium Risk	2,576,363	3,275,515
-With "A" Preferred Collateral and Counter-guarantees	9,197	11,597
-With "B" Preferred Collateral and Counter-guarantees	124,617	207,217
- Without Preferred Collateral nor Counter-guarantees	2,442,549	3,056,701

High Risk	2,815,800	4,818,032
-With "A" Preferred Collateral and Counter-guarantees	27,830	23,714
-With "B" Preferred Collateral and Counter-guarantees	145,938	255,737
- Without Preferred Collateral nor Counter-guarantees	2,642,032	4,538,581

Uncollectible	831,972	1,004,133
-With "A" Preferred Collateral and Counter-guarantees	9,195	28,834
-With "B" Preferred Collateral and Counter-guarantees	178,147	172,354
- Without Preferred Collateral nor Counter-guarantees	644,630	802,945

TOTAL CONSUMER AND HOUSING PORTFOLIO	144,677,857	179,492,224
TOTAL GENERAL(1)	220,485,864	272,220,950

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS), The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:
Loans and other financing	204,542,487	253,695,174
Other debt securities	210,915,818	131,202,696
Computable items out of balance	(194,972,441)	(112,676,920)
Plus allowances	11,315,549	16,680,842
Plus IFRS adjusments non computable for DCS	861,696	1,480,645
Less non deductible ítems for DCS	-	(1,833)
Less Debt securities measured at amortized cost	(207,149,686)	(130,836,574)
Total	220,485,864	272,220,950

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of September 30, 2022 and December 31, 2021 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	09/30/2022		12/31/2021
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	17,884,737	8.1%	21,847,613	8.0%
50 following largest customers	29,362,487	13.3%	35,317,817	13.0%
100 following largest customers	25,144,880	11.4%	28,732,456	10.6%
Rest of customers	148,093,760	67.2%	186,323,064	68.4%
TOTAL	220,485,864	100.0%	272,220,950	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of September 30, 2022 the breakdown of leans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	105,747	67,738	-	67,001	147,119	588,476	976,081
Financial Sector	-	461,884	5,592	22,368	27,961	67,105	-	584,910
Non-financial private sector and residents abroad	19,098,352	100,207,467	38,212,961	30,730,508	40,353,524	51,078,548	138,691,204	418,372,564
TOTAL	19,098,352	100,775,098	38,286,291	30,752,876	40,448,486	51,292,772	139,279,680	419,933,555

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of September 30, 2022 and December 31, 2021, are as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the year	At the end of the year	09/30/2022	12/31/2021
Cost model
Furniture and facilities	3,976,817	10	-	79,619	-	(3,211,445)	31,809	(146,201)	(3,325,837)	730,599	765,372
Machinery and equipment	13,401,966	10	-	171,612	(185,137)	(11,219,931)	140,057	(623,746)	(11,703,620)	1,684,821	2,182,035
Vehicles	682,016	5	-	168,605	(167,320)	(311,069)	98,875	(84,681)	(296,875)	386,426	370,947
Right of Use of Leased Properties	5,255,139	50	-	652,262	(1,218,843)	(2,564,858)	1,166,060	(1,245,829)	(2,644,627)	2,043,931	2,690,281
Construction in progress	2,310,133	-	-	667,451	(530,182)	-	-	-	-	2,447,402	2,310,133
Revaluation model
Land and Buildings	10,399,923	50	-	3,044	-	(392,626)	-	(160,682)	(553,308)	9,849,659	10,007,297
Total	36,025,994		-	1,742,593	(2,101,482)	(17,699,929)	1,436,801	(2,261,139)	(18,524,267)	17,142,838	18,326,065

The movements in investment properties as of September 30, 2022 and December 31, 2021 are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation				Net carrying 09/30/2022	Net carrying 12/31/2021
					Accumulated	Disposals	Of the year	At the end of the year
Cost model
Rent building	268,616	5	17,996	(37,444)	(35,203)	18,822	(30,815)	(47,196)	201,972	233,413
Measurement at fair value
Rent building	14,211,865	50	601,293	-	-	-	-	-	14,813,158	14,211,865
Total	14,480,481		619,289	(37,444)	(35,203)	18,822	(30,815)	(47,196)	15,015,130	14,445,278

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of September 30, 2022 and December 31, 2021 are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the year	Disposals	Of the year	At the end of the year	09/30/2022	12/31/2021
Measurement at cost
Goodwill	9,124,377		-	-	-	-	-	-	9,124,377	9,124,377
Brands	501,346		-	-	-	-	-	-	501,346	501,346
Other intangible assets	19,951,965		3,266,735	(76,568)	(10,608,598)	(38,992)	(2,926,562)	(13,574,152)	9,567,980	9,343,367
TOTAL	29,577,688		3,266,735	(76,568)	(10,608,598)	(38,992)	(2,926,562)	(13,574,152)	19,193,703	18,969,090

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of  September 30, 2022 and December 31, 2021  the concentration of deposits are the following:

Number of customers	Deposits
	09/30/2022		12/31/2021
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	153,176,852	35.8%	158,229,485	33.0%
50 following largest customers	85,108,768	19.9%	80,474,881	16.8%
100 following largest customers	20,892,522	4.9%	25,085,603	5.2%
Rest of customers	168,835,837	39.4%	215,262,510	44.9%
TOTAL	428,013,979	100.0%	479,052,479	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	22,529,381	1,348,025	-	-	-	-	23,877,406
Financial sector	62,231	-	-	-	-	-	62,231
Non-financial private sector and residents abroad	370,002,248	28,298,983	13,094,937	145,070	335	-	411,541,573
Liabilities at fair value through profit and loss	395,601	-	-	-	-	-	395,601
Repo Transactions	2,267,741	-	-	-	-	-	2,267,741
Other financial liabilities	17,343,274	185,076	224,929	365,332	487,618	553,440	19,159,669
Financing received from the Argentine Central Bank and other financial institutions	1,751,606	903,785	688,230	653,939	1,234,786	1,138,843	6,371,189
Negotiable Debt securities	-	399,709	935,598	-	-	-	1,335,307
TOTAL	414,352,082	31,135,578	14,943,694	1,164,341	1,722,739	1,692,283	465,010,717

As of September 30, 2022:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of September 30, 2022 and December 31, 2021:

Items	As of September 30, 2021	As of September 30, 2022 (per currency)				As of December 31, 2021
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	25,030,800	23,621,649	1,033,905	18,318	356,928	35,665,853
Debt securities at fair value through profit or loss	6,768,015	6,768,015	-	-	-	1,291,150
Derivatives	62,583	62,583	-	-	-	12,235
Other financial assets	1,143,307	1,143,307	-	-	-	1,181,178
Loans and other financing	12,649,598	12,634,140	15,000	-	458	25,623,016
Other Debt Securities	2,932,289	2,932,289	-	-	-	6,198,363
Financial assets pledged as collateral	816,100	816,100	-	-	-	1,805,439
Other non-financial assets	126,157	126,157	-	-	-	201,468
TOTAL ASSETS	49,528,849	48,104,240	1,048,905	18,318	357,386	71,978,702

LIABILITIES
Deposits	37,759,530	37,200,209	559,321	-	-	47,867,452
Non-financial public sector	1,605,411	1,605,201	210	-	-	1,850,129
Financial sector	1,290	1,290	-	-	-	367
Non-financial private sector and foreign residents	36,152,829	35,593,718	559,111	-	-	46,016,956
Liabilities at fair value with changes in results	280,484	280,484	-	-	-	1,144,100
Other financial liabilities	4,063,654	3,630,981	422,610	22	10,041	4,288,032
Financing received from the Argentine Central Bank and other financial institutions	1,116,492	1,116,492	-	-	-	8,528,360
Other non-financial liabilities	359,255	359,252	1	-	2	613,911
TOTAL LIABILITIES	43,579,415	42,587,418	981,932	22	10,043	62,441,855

NET POSITION	5,949,434	5,516,822	66,973	18,296	347,343	9,536,847

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of September 30, 2022 is presented below:

Items	Balances at the beginning of fiscal year	ECL of the following 12 months	ECL of remaining life of the financial asset			Monetary inocme produced by provisions
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Other financial assets	126,218	111,490	-	-	(94,574)	143,134
Loans and other financing	16,680,872	1,107,105	477,951	565,549	(7,515,928)	11,315,549
Other financial entities	42,847	46,813	-	-	(59,364)	30,296
Non-financial private sector and residents abroad	16,638,025	1,060,292	477,951	565,549	(7,456,564)	11,285,253
Overdrafts	249,365	155,971	(23,069)	16,148	(158,511)	239,904
Documents	674,249	12,712	(236,335)	(193)	(179,209)	271,224
Mortgages	371,492	14,196	(31,930)	267,410	(247,136)	374,032
Pledge loans	521,191	36,124	25,429	183,551	(304,876)	461,419
Personal Loans	6,863,217	71,903	162,862	(630,999)	(2,572,934)	3,894,049
Credit cards	5,208,475	557,681	649,121	1,071,600	(2,978,708)	4,508,169
Financial lease	268,433	47,951	(48,887)	(7,905)	(103,280)	156,312
Others	2,481,603	163,754	(19,240)	(334,063)	(911,910)	1,380,144
Other debt securities	2,501	57,237	-	-	(23,767)	35,971
Eventual commitments	98,980	55,354	-	-	(61,403)	92,931
TOTAL PROVISIONS	16,908,571	1,331,186	477,951	565,549	(7,695,672)	11,587,585

Separate Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2022, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2022 and December 31, 2021

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2022	12/31/2021
ASSETS
Cash and due from banks	2, 9 and 4.1	431,101	724,345
Cash		-	8
Financial institutions and correspondents		431,101	724,337
Other local and financial institutions		431,101	724,337
Other financial assets	2,4.2 and 7	239,289	1,971,130
Other debt securities	2, 4.3 and A	2,424,549	688,734
Current income tax assets		-	21,059
Investment in subsidiaries, associates and joint ventures	3 and 4.4	68,166,433	72,313,123
Property, plant and equipment	4.5 and F	-	3,020
Intangible Assets	4.6 and G	10,180,900	10,277,964
Deferred income tax assets	7	51,484	2,333
Other Non-financial assets	4.7 and 7	98,002	143,671
TOTAL ASSETS		81,591,758	86,145,379

LIABILITIES
Deferred income tax liability	7	88,682	-
Other Non-Financial Liabilities	4.8 and 7	196,869	519,663
TOTAL LIABILITIES		285,551	519,663

SHAREHOLDERS' EQUITY
Capital stock		452,467	456,722
Paid in capital		72,339,947	72,339,947
Capital Adjustments		7,888,552	8,129,638
Own shares in portfolio		4,255	-
Comprehensive adjustment of shares in portfolio		241,086	-
Cost of treasury stock		(419,801)	-
Earnings Reserved		5,286,245	7,698,479
Reserve		(3,014,227)	(1,652,540)
Other comprehensive income		1,299,265	2,008,049
Net Income for the period		(2,771,582)	(3,354,579)
TOTAL SHAREHOLDERS' EQUITY		81,306,207	85,625,716
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		81,591,758	86,145,379

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Notes	Nine-month period ending on		Three-month period ending on
		09/30/2022	09/30/2021	09/30/2022	09/30/2021
Interest income	4.9	611,396	283	414,849	28
Interest expenses	4.10	(2)	(67,337)	-	19,741
Net interest income		611,394	(67,054)	414,849	19,769
Net income from financial instruments at fair value through profit or loss	4.11	361,883	173,038	39,755	96,395
Result from derecognition of assets measured at amortized cost		(2,382)	(39,248)	1,206	(5,420)
Exchange rate difference on gold and foreign currency		206,294	186,713	80,617	22,430
NIFFI and Exchange Rate Differences		565,795	320,503	121,578	113,405
Subtotal		1,177,189	253,449	536,427	133,174
Other operating income	4.12	696,679	538,050	110,641	163,325
Result from exposure to changes in the purchasing power of the currency		(1,641,060)	(716,168)	(663,233)	(247,588)
Net operating income		232,808	75,331	(16,165)	48,911
Personnel expenses	4.13	(31,061)	(67,388)	(10,451)	(23,178)
Administration expenses	4.14	(251,340)	(418,300)	(54,860)	(111,272)
Depreciation and impairment of non-financial assets		(97,338)	(116,815)	(27,552)	(38,938)
Other operating expenses	4.15	(41,894)	(34,566)	(7,692)	(8,787)
Operating income		(188,825)	(561,738)	(116,720)	(133,264)
Profit of subsidiaries and associates	4.16	(2,485,721)	(1,368,262)	(352,387)	(236,703)
Income before taxes		(2,674,546)	(1,930,000)	(469,107)	(369,967)
Income tax		(97,036)	92,800	(93,249)	53,866
Net income for the period		(2,771,582)	(1,837,200)	(562,356)	(316,101)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
NUMERATOR
Net income for the year attributable to owners of the parent company	(2,771,582)	(1,837,200)	(562,356)	(316,101)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	(2,771,582)	(1,837,200)	(562,356)	(316,101)

DENOMINATOR

Weighted average of ordinary shares	456,332	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	456,332	456,722	456,722	456,722

Basic Income per share	(6.07)	(4.02)	(1.23)	(0.69)
Diluted Income per share	(6.07)	(4.02)	(1.23)	(0.69)

The accompanying notes and schdules are an integral part of the separate separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Net income for the period	(2,771,582)	(1,837,200)	(562,356)	(316,101)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Gains or losses on equity instruments at fair value with changes in OCI (Points 5.7.5 of IFRS 9)	-	-	-	(63,263)
Profit for the period from equity instruments at fair value with changes in OCI	-	-	-	(63,263)
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(703,274)	(442,866)	192,195	261,708
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(703,274)	(442,866)	192,195	261,708
Total Other Comprehensive Income not to be reclassified to profit or loss	(703,274)	(442,866)	192,195	198,445
Components of Other Comprehensive Loss to be reclassified to profit or loss
Translation difference of Financial Statements	33,788	-	10,065	-
Conversion difference for the period	33,788	-	10,065	-
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	(39,298)	(31,038)	108,269	39,605
Loss for the year from financial instrument at fair value through other comprehensive income	(54,335)	(46,466)	144,360	55,058
Income tax	15,037	15,428	(36,091)	(15,453)
Total Other Comprehensive Loss to be reclassified to profit or loss	(5,510)	(31,038)	118,334	39,605
Total Other Comprehensive Income	(708,784)	(473,904)	310,529	238,050
Total Comprehensive Income	(3,480,366)	(2,311,104)	(251,827)	(78,051)

The accompanying notes and schdules are an integral part of the separate separate condensed interim financial statements.

.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	8,129,638	72,339,947	-	-	-	883,232	6,815,247	(5,007,119)	1,987,017	672	20,360	85,625,716
Acquisition of own shares	(4,255)	(241,086)	-	4,255	241,086	(419,801)	-	-	-	-	-	-	(419,801)
Consideration of results approved by the General Meeting of Shareholders held on April 27, 2022:
Absorption of results	-	-	-	-	-	-	-	(1,992,892)	1,992,892	-	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	(419,342)	-	-	-	-	(419,342)
Net Income for the period	-	-	-	-	-	-	-	-	(2,771,582)	-	-	-	(2,771,582)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(703,274)	33,788	(39,298)	(708,784)
Balance at September 30, 2022	452,467	7,888,552	72,339,947	4,255	241,086	(419,801)	883,232	4,403,013	(5,785,809)	1,283,743	34,460	(18,938)	81,306,207

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income		Total shareholders´ equity
							Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2020	456,722	8,129,637	72,339,948	-	-	8,553,278	1,640,562	(28,867)	91,091,280
Impact Adjustment IFRS 9	-	-	-	-	-	(1,654,402)	537,394	29,009	(1,087,999)
Balance at December 31, 2020	456,722	8,129,637	72,339,948	-	-	6,898,876	2,177,956	142	90,003,281
Distribution of results approved by the General Assembly of Shareholders held on April 27, 2021:
Constitution of reserves	-			883,233	6,815,246	(7,698,479)	-	-	-
Distribution of dividends	-	-	-	-	-	(854,799)	-		(854,799)
Reclassification of equity instruments	-	-	-	-	-	2,412	-	44,023	46,435
Net Income for the period	-	-	-	-	-	(1,837,200)	-		(1,837,200)
Other comprehensive income for the period	-	-	-	-	-		(442,866)	(31,038)	(473,904)
Balance at September 30, 2021	456,722	8,129,637	72,339,948	883,233	6,815,246	(3,489,190)	1,735,090	13,127	86,883,813

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the nine-month period ended on September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2022	09/30/2021
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	(2,674,546)	(1,930,000)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	2,485,721	1,368,262
Depreciation and impairment	97,338	116,815
Exchange rate difference on gold and foreign currency	(206,294)	(186,713)
Interests from loans and other financing	(611,396)	(283)
Interest on deposits and financing received	2	67,337
Result from exposure to changes in the purchasing power of the currency	1,641,060	716,168
Net income from financial instruments at fair value through profit or loss	(361,883)	(173,038)

(Increases) / decreases from operating assets:
Other debt securities	(536,551)	1,158,766
Investments in Equity Instruments	-	(23,032)
Other assets	599,361	(180,423)

Increases / (decreases) from operating liabilities:
Other liabilities	(323,015)	(276,314)
Income Tax Payments	(21,410)	-

Net cash provided by / (used in) operating activities (A)	88,387	657,545

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Dividends paid	(419.342)	(854.799)
Purchase of subsidiaries	(367.360)	(202.517)

Collections:
Sale of liability or equity instruments issued by other entities	-	135,943
Sales of subsidiaries	-	187,474
Dividends collected	1,675,313	1,754,095

Net cash used in investing activities (B)	888,611	1,020,196

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of liability or equity instruments issued by other entities	(313,502)	-
Repurchase of own shares	(419,801)	-

Net cash used in financing activities (C)	(733,303)	-

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(858,816)	(186,482)

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(615,121)	1,491,259
Cash and cash equivalents at the beginning of the period (Note 9)	2,103,872	974,129
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(575,951)	(342,972)
Cash and cash equivalents at the end of the period (Note 9)	912,800	2,122,416

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on November 09, 2022.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These separated condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the temporary exception of the application of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector

If the impairment model provided for in point 5.5 of IFRS 9 was applied, a reduction net of income tax of approximately 165 million and 82 million would have been recorded in the Group's equity as of September 30, 2022 and December 31, 2021, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2021 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1., applying accounting policies and measurement criteria consistent with those applied for the preparation of the annual financial statements, except as described in Note 1.1.4. of the condensed interim consolidated financial statements.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995, As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of September 30, 2022.

1.2.3.	Comparative information

The balances for the year ended December 31, 2021 and for the period ended September 30, 2021 disclosed in these interim condensed financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of September 30, 2022.

It is worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group has applied inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of September 30, 2021 and December 31, 2021 in order to record them in homogeneous currency.

Due to the application of point 5.5 of IFRS 9 in IUDÚ Compañía Financiera, explained in note 1.1.4 item II for the purpose of presenting the comparative information with that of the current period, the following has been carried out:

(i) retroactively restate the figures of the Statement of Financial Position as of December 31, 2021 in order to present them as if the new accounting policies had been applied as of January 1, 2021, and

(ii) retroactively restate the figures of the Statement of Income, Statement of Other Comprehensive Income and Statement of Changes in Equity as of September 30, 2021 in order to present them as if the new accounting policies had been applied as of January 1, 2021.

(iii) Incorporate the effect of the application of point 5.5. of IFRS 9 for each period presented. See note 1.1.4 of the condensed interim consolidated financial statements.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on September 30, 2022:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

The International Accounting Standards Board (“IASB”) has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the IASB added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

The IASB has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The adoption of this new standard had no impact on the Group's financial statements.

(b)	Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

The adoption of this new standard had no impact on the Group's financial statements.

(c)	Impairment of value of financial assets

IUDÚ Compañía Financiera has requested authorization from the BCRA to advance the application of point 5.5 of IFRS 9 to the current period. Consequently, the adjustments to equity were made on January 1, 2021:

Provisions recorded in the Financial Statements as of 01/01/2021	(2,109,382)
Provisions in accordance with point 5.5 of IFRS 9 as of 01/01/2021	(3,560,767)
Variation ECL	(1,451,385)
Deferred tax	362,833
Adjustment to previous years	(1,088,552)

IUDÚ Compañía Financiera has opted for the application of the impairment of financial assets from the financial statements corresponding to the period ended September 30, 2022 as indicated in note 1.1.3.

IUDÚ Compañía Financiera, evaluates with a prospective approach the expected credit losses (“PCE”) associated with financial assets measured at amortized cost or at fair value with changes in other comprehensive income, the exposure derived from loan commitments and financial guarantee contracts with the scope established by Communication "A" 6847 of the BCRA.

The most significant assumptions used to estimate PCE as of December 31, 2021 are set out below:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Parameter	Segment	Macroeconomic Variables	Base Scenario	Optimistic scenario	Pessimistic scenario
Default probability	Credit Cards Personal Loans	Salary YoY	50.70%	55.70%	45.60%
		EMAE	138	140	136
	Pledged Loans	Salary YoY	50.70%	55.70%	45.60%
		Inflation Rate	46.80%	41.30%	52.40%

Loss Given Default	Credit Cards Personal Loans	Salary YoY	50.70%	55.70%	45.60%
	Pledged Loans	Private Sector Loan YoY	64.10%	70.50%	57.70%
		Salary YoY	50.70%	55.70%	45.60%

The weights assigned to each scenario as of September 30, 2022 are set forth below:

Base Scenario	60%
Optimistic scenario	10%
Pessimistic scenario	30%

The following sets forth changes that have not become in force as of September 30, 2022:

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group is evaluating the impact of the application of this new standard.

1.3. Key Accounting Polices and Forescasts

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other isntruments

The fair value of  financial instruments that do not list in cative markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such technqiues. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 to the consolidated condensed interim financial statements provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

2.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques, Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the period ended September 30, 2022 and December 31, 2021:

Portfolio of instruments at 09/30/2022	FV Level 1	FV Level 2	FV Level 3
Assets
Other financial assets	2,424,549	-	-
Other financial assets	239,289	-	-
Total Assets	2,663,838	-	-

Portfolio of instruments at 12/31/2021	FV Level 1	FV Level 2	FV Level 3
Assets

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other Debt securities	688,734	-	-
Other financial assets	1,971,130	-	-
Total Assets	2,659,864	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30,2022 and December 31, 2021:

Other Financial Instruments as of 09/30/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	431,101	431,101	431,101	-	-
Total Assests	431,101	431,101	431,101	-	-

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	724,345	724,345	724,345	-	-
Total Assests	724,345	724,345	724,345	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 09.30.2022	Book value at 12.31.2021
					Main Activity	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	62,991,166	61,107,075	64,498,002
	IUDÚ Compañia Financiera S.A	Ord.	1	32,179,951	Financial Company	643,599	3,820,030	171,234	120,019
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	2,969,716	1,885,299	2,029,391
	Tarjeta Automática S.A.	Ord.	1	10,720,696	Credit Cards	80,029	70,298	5,521	15,340
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	869,280	825,816	1,086,902
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	543,461	467,634	587,364
	Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	2,408,168	2,288,165	2,473,893
	FF Fintech SUPV I	Ord.	-	259,323,725	Financial Trust	118,482	255,265	226,810	193,240
	Micro Lending S.A.U.	Ord.	1	132,223,770	Commercial Bank	132,224	486,670	506,902	439,444
Invertir Online	InvertirOnline S.A.U	Ord.	100	2,400	Settlement and Clearing Agent	240	221,806	242,420	325,382
	Portal Integral de Inversiones S.A.U	Ord.	0,01	80,451,077	Representations	805	40,637
	IOL Holding S.A.	Ord.	1	22,124,500	Financial Company	84,490	84,070	87,694	84,066
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,288	Insurance Broker		61,599	61,271	58,355
	Supervielle Agente de Negociación S.A.U.	Ord.	1.000	55,027	Settlement and Clearing Agent		55,027	277,688	284,692
	Dólar IOL S.A.U.	Ord.	3.000	1,500	Services and exchange agency		4,500	8,815	8,816
Total Investments in subsidiaries, associates and joint ventures								68,166,433	72,313,123

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	09/30/2022	12/31/2021

4.1 Cash and due from banks
Cash	-	8
Financial institutions and correspondents	431,101	724,337
	431,101	724,345

4.2 Other financial assets
Mutual funds investments	201,377	1,379,527
Other investments	-	591,603
Miscellaneous Debtors	37,912	-
	239,289	1,971,130
4.3 Other debt securities
Public securities	2,424,549	688,734
	2,424,549	688,734
4.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	61,107,075	64,498,002
IUDÚ Compañia Financiera S.A	171,234	120,019
Sofital S.A.F. e I.I.	1,885,299	2,029,391
Tarjeta Automática S.A.	5,521	15,340
Supervielle Asset Management S.A.	825,816	1,086,902
Espacio Cordial de Servicios S.A.	467,634	587,364
Supervielle Seguros S.A.	2,288,165	2,473,893
FF Fintech SUPV I	226,810	193,240
Micro Lending S.A.U	506,902	439,444
Portal Integral de Inversiones S.A.U	242,420	325,382
Supervielle Broker de Seguros S.A.	58,355	60,192
Supervielle Agente de Negociación S.A.U.	284,692	387,121
Dólar IOL S.A.U.	8,816	12,767
IOL Holding S.A.	87,694	84,066
	68,166,433	72,313,123
4.5 Property. plant and equipment
Vehicles	-	3,020
	-	3,020
4.6 Intangible Assets
Goodwill – Businness combination	8,402,959	8,402,959
Relations with clients	1,276,595	1,359,253
Brand	501,346	501,346
Proprietary Software & Technology	-	14,406
	10,180,900	10,277,964
4.7 Other non-financial assets
Retirement insurance	81,148	93,299
Other non-financial assets	16,854	50,372
	98,002	143,671

4.8 Other non-financial liabilities
Compensation and social charges payable	6,767	7,328
Miscellaneous creditors	190,102	512,335
	196,869	519,663

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended		Three-month period ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
4.9. Interest income
Earned interests	238	283	4	28
Profit by government securities measure at amortized cost	611,158	-	414,845	-
	611,396	283	414,849	28

4.10. Interest income
Interest paid for overdraft	2	-	-	-
Holding Result - Public Securities valued at cost	-	67,337	-	(19,741)
	2	67,337	-	(19,741)

4.11. Net from financial instruments at fair value through profit or loss
Interest earned on Fixed Term Deposits	78,042	29,210	-	29,210
Holding Result - CIF	283,841	143,828	39,755	67,185
	361,883	173,038	39,755	96,395
4.12. Other operating income
Subsidiaries’ advisory fees	339,515	380,956	93,495	114,733
Royalties	2,109	2,266	582	714
Other income	316,470	41,265	-	41,265
Revaluation of retirement insurance contributions	30,275	46,887	13,061	3,347
Income from technology solutions	-	55,319	-	-
Foreign source commissions	8,310	11,357	3,503	3,266
	696,679	538,050	110,641	163,325
4.13. Personnel expenses
Personnel expenses		31,061	67,388	10,451	23,178
		31,061	67,388	10,451	23,178
4.14. Administration expenses
Bank expenses		380	718	100	186
Professional fees		76,488	77,256	9,619	8,380
Fees to directors and syndics		126,483	288,860	33,618	89,653
Taxes. rates and contributions		12,401	9,281	4,044	2,790
Insurance		178	221	-	-
Expenses and office services		5,770	11,367	1,149	2,149
Other expenses		29,640	30,597	6,330	8,114
		251,340	418,300	54,860	111,272
4.15. Other operating expenses
Turnover tax from Service Activities		17,081	21,928	4,704	5,774
Turnover tax from Financial Activities		20,240	5,110	2,988	3,013
Tax Bs. Personal Shares and Participations Soc		4,560	7,527	-	-
Cmpensatory interest		13	1	-	-
		41,894	34,566	7,692	8,787
4.16. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A		(2,607,557)	(491,509)	(170,913)	(316,619)
Results from equity investment in IUDÚ Compañía Financiera S.A.		(210,568)	(1,597,515)	(498,287)	(247,497)
Results from equity investment in Tarjeta Automática S.A.		(326,289)	(425,056)	(5,902)	(149,366)
Results from equity investment in Supervielle Asset Management S.A.		552,427	638,357	85,879	244,411
Results from equity investment in Espacio Cordial de Servicios S.A.		(122,168)	(44,498)	22,960	31,518
Results from equity investment in Supervielle Seguros S.A.		493,906	647,666	270,979	160,575
Results from equity investment in Sofital S.A.F. e I.I.		(140,775)	37,076	(64,199)	23,905
Results from equity investment in Micro Lending S.A.U.		67,458	51,658	(24,839)	44,193
Results from equity investment in InvertirOnline S.A. e Portal Integral de Inversiones S.A.		(157,453)	(15,116)	15,635	(5,241)
Results from equity investment in FF Fintech S.A.		31,280	(84,809)	47,565	(20,248)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.		(1,837)	(22,450)	(7,983)	7,245
Results from equity investment in Bolsillo Digital S.A.U.		-	(59,701)	-	(8,576)
Results from equity investment in Supervielle Agente de Negociación S.A.U.		(1,238)	3,900	(3,423)	836
Results from equity investment in Dólar IOL S.A.U.		(3,952)	(6,265)	(1,042)	(1,839)
Results from equity investment in IOL Holding S.A.		(58,955)	-	(18,817)	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Nine-month period ended		Three-month period ended
09/30/2022	09/30/2021	09/30/2022	09/30/2021
	(2,485,721)	(1,368,262)	(352,387)	(236,703)

5.	RESTRICTED ASSETS

As of September 30, 2022 and December 31, 2021, the Group does not hold restricted assets,

6.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of  September 30, 2022 and December 31, 2021, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				09/30/2022	12/31/2021	09/30/2022	12/31/2021
Banco Supervielle S.A. (1)	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	87.50%	99.91%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 09/30/22 and 12/31/21

In accordance with the resolution of the Board of Directors on March 3, 2021, Grupo Supervielle S.A. made a contribution to Play Digital S.A. of $ 6,832,612 on March 4, 2021 to subscribe 5,641,254 book-entry ordinary shares, with a par value of $ 1 and with the right to 1 vote per share.

In accordance with what was resolved by the Board of Directors on February 22, 2021, on March 4, 2021 Grupo Supervielle S.A. made a contribution to Bolsillo Digital S.A.U for $ 29,000,000, which was capitalized on the same

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

date, increasing the capital stock in the amount of $ 29,000,000, raising it from $ 68,100,000 to $ 97,100,000, through the issuance of 29,000,000 non-endorsable nominative ordinary shares with a par value of $ 1 each and with the right to 1 vote per share.

In accordance with what was resolved the Board of Directors on April 22, 2021, on April 30, 2021 Grupo Supervielle SA subscribed and integrated 28,572,291 ordinary, nominative, non-endorsable shares, with a par value of $ 1 each and one vote per share of Supervielle Productores Asesores de Seguros SA, accompanying the capital increase in proportion to its shareholding.

As resolved by the Board of Directors on September 28, 2021, Banco Supervielle S.A. subscribed and paid in 28,174,544 ordinary book-entry shares of $1 par value and with the right to 1 vote per share of Play Digital S.A. As of December 31, 2021, the participation of Banco Supervielle S.A. at Play Digital S.A. amounts to 3.51% of the share capital and votes.

As resolved by the Board of Directors on August 2, 2021, on August 23, 2021 Grupo Supervielle S.A. acquired 95% of the shares of IOL Holding S.A., a company based in the Oriental Republic of Uruguay whose objective is to nuclear shareholdings in other companies dedicated to providing stock market services at the regional level.

In accordance with the resolutions of the Board of Directors dated November 24, 2021, Grupo Supervielle S.A. made an irrevocable capital contribution to IUDU Compañía Financiera S.A of $25,000,000 through the issuance of 1,605,985 ordinary, registered, non-endorsable shares with a nominal value of $1 each and with the right to 1 vote per share, with a premium of issuance of $14.5667734 per share.

In accordance with the resolutions of the Board of Directors dated November 29, 2021, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 500,000 to be applied to working capital and investments, in line with what was considered by the Board of Directors at its meeting on August 2, 2021.

In accordance with the resolutions of the Board of Directors dated January 28, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution on account of future increases to IUDU Compañía Financiera S.A of $25,000,000 through the issuance of 1,762,666 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share , with an issue premium of $13.18306021 per share.

In accordance with the resolutions of the Board of Directors dated February 25, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A, made irrevocable capital contributions to IUDÚ Compañía Financiera S.A. for $12,500,000 and $237,500,000, respectively, increasing the capital stock by $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share).

In accordance with the resolutions of the Board of Directors dated March 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $62,500,000 and $1,187,500.00 respectively, increasing the capital stock in the amount of $113,825,361 through the issuance of 113,825,361 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $9.98173543 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolution of the Board of Directors dated February 25, 2022 and March 30, 2022, IUDÚ Compañía Financiera S.A. has made irrevocable capital contributions to Tarjeta Automática S.A. for $150,000,000 each, increasing the capital stock in the amount of $67,776,590 through the issuance of 67,776,590 common, nominative, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with an issuance premium of $3,42630703 per share. Based on these contributions, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 87.5% to 13.40%. As a consequence of this transaction, Grupo Supervielle S.A. recorded a profit of 236,118 thousand pesos in its separate financial statements.

In accordance with the resolutions of the Board of Directors dated June 27, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $50,000,000 and $950,000.00 respectively, increasing the capital stock in the amount of $103,701,474 through the issuance of 103,701,474 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.64306455 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

As resolved by the Board of Directors on June 27, 2022, IUDÚ Compañía Financiera S.A. has made an irrevocable capital contribution to Tarjeta Automática S.A. for $250,000,000 increasing the capital stock in the amount of $56,480,492 through the issuance of 56,480,492 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with a premium issue of $3,426307 per share. From said contribution, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 13.40% to 7.85%.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the resolutions of the Board of Directors dated July 8, 2022, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 200,000 to be applied to working capital and investments. Said contributions will be capitalized in the next Assembly to be held.

In accordance with the resolutions of the Board of Directors dated August 16, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution to InvertirOnline S.A.U of $70,165,000 through the issuance of 38 common, registered, non-endorsable shares with a nominal value of $100 each and with the right to 5 votes per share, with an issue premium of $1,846 .347.37 per share

In accordance with the resolutions of the Board of Directors dated August 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $37,500,000 and $712,500.00 respectively, increasing the capital stock in the amount of $82,428,856 through the issuance of 82,428,856 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolutions of the Board of Directors dated September 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $12,500,000 and $237,500.00 respectively, increasing the capital stock in the amount of $27,476,285 through the issuance of 27,476,285 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions will be capitalized in the next Assembly to be held.

The following describes Controlled Companies’ shareholders’ equity and results:

As of September 30, 2022 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	542,933,129	479,745,752	62,991,166	(2,815,978)
IUDÚ compañía Financiera S.A(1)	21,412,479	17,592,449	3,820,030	(3,829,216)
Tarjeta Automática S.A.	441,449	371,151	70,298	(695,858)
Supervielle Asset Management S.A.	1,165,280	296,000	869,280	633,287
Sofital S.A. F. e I.I.	2,973,814	4,098	2,969,716	(37,162)
Espacio Cordial de Servicios S.A.	791,798	248,337	543,461	(149,609)
Micro Lending S.A.U.	599,261	112,591	486,670	52,622
Portal Integral de Inversiones S.A.U. (3)	67,052	26,415	40,637	(7,149)
InvertirOnline S.A.U.	12,050,734	11,828,928	221,806	(136,648)
IOL Holding S.A. (3)	84,425	355	84,070	(420)
Supervielle Seguros S.A. (2)	4,987,356	2,579,188	2,408,168	274,142
Supervielle Productores Asesores de Seguros S.A.	187,406	126,135	61,271	(1,930)
Bolsillo Digital S.A.U.	215,526	161,682	53,844	(140,961)
Supervielle Agente de Negociación S.A.U.	351,399	73,711	277,688	(2,122)
Dólar IOL S.A.U.	9,382	567	8,815	(3,952)

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for three months.
(3)Balances are reported as of December 31, 2021

As of December 31, 2021 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	630,185,863	560,537,183	69,377,450	(1,569,222)
IUDÚ Compañia Financiera S.A	31,289,091	25,864,516	5,424,575	(2,712,027)
Tarjeta Automática S.A.	752,144	734,613	17,531	(560,123)
Supervielle Asset Management S.A.	1,683,481	539,376	1,144,105	908,113
Sofital S.A. F. e I.I.	3,116,502	2,909	3,113,593	(37,267)
Espacio Cordial de Servicios S.A.	1,030,514	337,444	693,070	(55,111)
Micro Lending S.A.U.	658,272	224,224	434,048	102,597
Portal Integral de Inversiones S.A.U.	67,052	26,415	40,637	(7,149)
InvertirOnline S.A.U.	15,025,487	14,741,525	283,962	(74,804)
IOL Holding S.A.	84,425	355	84,070	(420)
Supervielle Seguros S.A. (2)	5,430,286	2,803,465	2,626,821	445,678
Supervielle Productores Asesores de Seguros S.A.	207,718	144,517	63,201	(34,887)
Bolsillo Digital S.A.U.	292,841	141,203	151,638	(103,872)
Supervielle Agente de Negociación S.A.U.	411,371	24,250	387,121	2,260
Dólar IOL S.A.U.	15,199	2,431	12,768	(8,065)

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for nine months.

As of  September 30,2022 and December 31, 2021, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	09/30/2022	12/31/2021

Cash and due from banks
Banco Supervielle S.A.	2,026	4,679
InvertirOnline S.A.U. Cta. Cte.	35	643
	2,061	5,322

Other debt securities
Fixed term - IUDU Financial Company	-	591,603
	-	591,603
Other financial assets
Banco Supervielle S.A.	32,480	-
Tarjeta Automática	77	-
Espacio Cordial Servicios S.A.	157	-
IUDÚ Compañía Financiera S.A.	2,599	-
	35,313	-
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	97	111
	97	111

As of September 30, 2022 and 2021, results with Grupo Supervielle S.A‘s controlled are as follows:

	09/30/2022	09/30/2021
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	3	4
Interests from current accounts – IUDÚ	145	-
Interest on paid account– IOL	90	279

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	238	283

Other operating income
Banco Supervielle S.A.	311,662	349,717
Sofital S.A.F. e I.I.	255	282
Supervielle Asset Management S.A.	2,519	2,823
Tarjeta Automática S.A.	743	828
IUDÚ Compañía Financiera S.A.	24,935	27,983
Espacio Cordial de Servicios S.A.	1,509	1,589
	341,623	383,222
Administrative expenses
Bank expenses – Banco Supervielle S.A.	71	210
Rent – Banco Supervielle S.A.	3,015	7,016
Legal and accounting consultancy services	696	1,133
Fees for market operations - InvertirOnline S.A.U.	1691	188
Fees for market operations - SAN	787	-
	6,260	8,547

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	78,042	29,210
	78,042	29,210

7.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of September 30, 2021 is as follows:

	Other financial assets	Current income tax assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	239,289	37,141	-	196,869	88,682
2nd. Quarter	-	20,287	-	-	-
3rd. Quarter	-	20,287	-	-	-
4th. Quarter	-	20,287	-	-	-
Over a year	-	-	51,484	-	-
Subtotal to mature:	239,289	98,002	51,484	196,869	88,682
Matured term
Total	239,289	98,002	51,484	196,869	88,682
At fixed rate	-	-	-	-	-
At floating rate	201,377	-	-	-	-
Not accrue interest	37,912	98,002	51,484	196,869	88,682
Total	239,289	98,002	51,484	196,869	88,682

8.	CAPITAL STOCK

As of  September 30, 2022 and December 31, 2021, the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 09/30/2022	452,467
Capital stock as of 12/31/2021	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

As of the date of issuance of these financial statements, Grupo Supervielle proceeded to repurchase 8,087,385 Class B ordinary shares for 735,674.

9.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	09/30/2022	12/31/2021	09/30/2021	12/31/2020
Cash and due from banks	431,101	724,345	863,288	180,895
Other financial assets	201,377	1,379,527	1,259,128	793,234
Other debt securities	280,322	-	-	-
Cash and cash equivalents	912,800	2,103,872	2,122,416	974,129

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	09/30/2022	12/31/2021	09/30/2021	12/31/2020
Cash and due from Banks
As per Statement of Financial Position	431,101	724,345	863,288	180,895
As per the Statement of Cash Flows	431,101	724,345	863,288	180,895
Other financial assets
As per Statement of Financial Position	239,289	1,971,130	1,693,119	796,711
Other financial assets not considered as cash equivalents	(37,912)	(591,603)	(433,991)	(3,477)
As per the Statement of Cash Flows	201,377	1,379,527	1,259,128	793,234
Other financial assets
As per Statement of Financial Position	2,424,549	688,734	719,661	1,884,127
Other debt securities not considered as cash equivalents	(2,144,227)	(688,734)	(719,661)	(1,884,127)
As per the Statement of Cash Flows	280,322	-	-	-

10.	SUBSEQUENT EVENTS

There are no events or operations that occurred after September 30, 2022 in addition to those disclosed in these financial statements that may significantly affect the financial position or results of the Group as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

Item	HOLDING
	Balance at 09/30/2022	Balance at 12/31/2021
Argentine
Measured at fair value with changes in ORI
Argentine National Bonus TV22	-	688,734
National Treasury bill in pesos adj.CER X16D2	280,322	-
National Treasury bill in pesos adj.CER X19Y3	2,144,227	-
Total other debt securities	2,424,549	688,734
Total	2,424,549	688,734

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Aliquot	Disposals	Of the period	At the end of the year	09/30/2022	12/31/2021
Vehicles	8,237	-	(8,237)	-	(5,217)		5,491	(274)	-	-	3,020
Total	8,237	-	(8,237)	-	(5,217)		5,491	(274)	-	-	3,020

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the year	09/30/2022	12/31/2021
Goodwill	8,402,959	-	-	8,402,959	-		-	-	-	8,402,959	8,402,959
Relations with clients	1,763,354	-	-	1,763,354	(404,102)		-	(82,657)	(486,759)	1,276,595	1,359,252
Brand	501,346	-	-	501,346	-		-	-	-	501,346	501,346
Proprietary Software & Technology	172,878	-	-	172,878	(158,471)		-	(14,407)	(172,878)	-	14,407
Total	10,840,537	-	-	10,840,537	(562,573)	-	-	(97,064)	(659,637)	10,180,900	10,277,964

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 09/30/2022	As of 09/30/2022 (per currency)	As of 12/31/2021
			Dollar
ASSETS
Cash and Due from Banks	370,013	370,013	370,013	720,659
Other financial assets	140,794	140,794	140,794	490,005
Other non-financial assets	81,147	81,147	81,147	93,299
TOTAL ASSETS	591,954	591,954	591,954	1,303,963

LIABILITIES
Other non-financial liabilities	140,794	140,794	140,794	490,005
TOTAL LIABILITIES	140,794	140,794	140,794	490,005

NET POSITION	451,160	451,160	451,160	813,958

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2022

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result for the year ended September 30, 2022, shows a loss of 3,065,806, which represents a negative average return on equity of 4.8%. Said result originated mainly from the results of our investments in companies.

On April 27, 2022 the Annual Ordinary Shareholders' Meeting held approved the financial statements as of December 31, 2021 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with optional reserve.

Likewise, the partial reversal of the optional reserve set up for the distribution and payment of dividends was approved. Pursuant to the board meeting held on May 5, 2022, it was decided to approve the payment of cash dividends for 419,342.

Grupo Supervielle S.A. is the parent company of the economic group and As of September 30,2022 and December 31,2021, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		09/30/2022	12/31/2021
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.91%	99.99%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Dólar IOL S.A.U.	Services and exchange agency	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of SEPTEMBER 30, 2022

(in thousands of pesos)

Brief description of Related Companies

Grupo Supervielle is a public limited company incorporated in the Argentine Republic in 1979 that operates as a financial services holding company and lists and trades its shares since May 19, 2016 on the Argentine Stock Exchanges and Markets (BYMA) and on the Argentine Stock Exchange. New York (NYSE).

Grupo Supervielle has a history of more than 130 years in Argentina providing financial and non-financial services to its clients. Focused on transforming and facilitating your experiences, it offers agile solutions and adapts to permanent changes. Grupo Supervielle brings together multiple platforms and brands such as Banco Supervielle S.A., the 8th largest private bank in Argentina in terms of loans and the 11th largest by adding public banks; IUDÚ Compañía Financiera, a comprehensive financial services company with a growing digital offering; Tarjeta Automática S.A., a distribution network for consumer financing mainly in the south of Argentina; Micro Lending (MILA), a company specialized in the financing of pledge loans for the purchase of automobiles; Espacio Cordial de Servicios, a marketer of retail products, assistance/services and tourism; Supervielle Seguros, an insurance company; Supervielle Productores Asesores de Seguros, an insurance broker; Supervielle Asset Management, a mutual fund management company; IOL Invertironline, a broker specializing in online trading; Supervielle Agente de Negociación S.A.U., a trading agent aimed at institutional and corporate clients; Bolsillo Digital SA, a company that provides payment solutions to retailers with Mobile POS and mobile wallet products through its Boldi brand. Thus, it forms a diverse ecosystem with a shared vision where the centrality of the client and digital transformation constitute its backbone. Finally, the portfolio of companies of the holding company is completed by a company whose main activity is holding shares in the same companies of Grupo Supervielle, Sofital S.A.F.e I.I.

Grupo Supervielle is accelerating transformation initiatives in all its service channels, moving towards omnichannel. This includes the development of a modern technological architecture, the evolution of its bank branch model and the incorporation of APIs to connect with third parties and prepare for Open Banking, while advancing in improving the customer experience.

As of December 31, 2021, Grupo Supervielle's infrastructure is supported by a strategic national presence through 298 access points, including 184 bank branches, 10 bank sales and collection centers, 79 IUDÚ Compañía Financiera sales points, 20 Tarjeta Automática branches, 5 Mila branches (in addition to its network of more than 500 related concessionaire agencies), 450 ATMs, 230 self-service terminals and 298 Supervielle ATMs with integrated biometrics and without the use of a password or card. Likewise, Grupo Supervielle offers solutions through its digital channels, applications and solutions developed for different business segments, and also offers products and services through its digital attacker platforms to clients located throughout the country.

As of  September 30, 2022, Banco Supervielle S.A. It has assets of 542,933,129 and equity attributable to the owners of the parent company of 62,991,166. The net result attributable to the owners of the parent company as of September 30, 2022 was negative 2,815,978, which originated mainly from the financial margin and the service margin.rgin and the service margin.

IUDÚ Compañia Financiera S.A,, is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of September 30 2021, recorded negative results of 3,829,216. On November 2, 2020, the Extraordinary Assembly of IUDÚ Compañia Financiera S.A, resolved, among other things, to reform the bylaws including the modification of the name of the Company to “IUDÚ Compañía Financiera S.A.”. By Resolution No, 3/2021 of the B.C.R.A, no objections were made to the aforementioned change of company name, On April 19, 2021, said change was registered with the General Inspection of Justice.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The year ended on September 30, 2022, recorded negative results of  695,858. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of IUDÚ Compañia Financiera S.A, collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. As of September 30, 2022, earnings amounted to 633,287.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities, As of September 30, 2022, earnings amounted to 37,162.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of September 30, 2022, recorded negative results of 149,609.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 1,749,539 and assets for 2,408,168. As of September 30, 2022, earnings amounted to 274,142.

Micro Lending S.A.U, is specializes in the financing of pledge credits, particularly used cars. As of September 30, 2021, recorded a profit results of 52.622.

InvertirOnline S.A.U, is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of  September 30,2022 InvertirOnline S.A.U obtained  negative results of 136,648 and Portal Integral de Inversiones S.A.U, recorded a negative result of 7,149 as December 31,2021.

Bolsillo Digital S.A.U, is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of September 30, 2022, recorded a negative result of 140,960.

Supervielle Agente de Negociación S.A.U.  is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of September 30, 2022, it presented a profit  of 2,122.

Supervielle Productores Asesores de Seguros S.A., is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, property and social security contracts, advising insured and insurable. As of September 30, 2022, it presented a profit  of 1,930.

Dólar IOL S.A.U. is a company that provides home and exchange agency services. As of September 30, 2022, it obtained negative result of 3,952.

IOL Holding S.A. is a company that brings together shareholdings in other companies dedicated to providing stock services at a regional level. As of December 31, 2021, it obtained a negative result of 420.

Grupo Supervielle S.A.

Informative Review as of SEPTEMBER 30, 2022

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	09/30/2022	12/31/2021	12/31/2020	12/31/2019
Total Assets	562,812,490	648,388,281	626,481,956	509,941,318
Total Liabilities	481,736,094	562,694,538	535,317,885	427,325,635
Changes in Shareholders’ Equity	81,076,396	85,693,743	91,164,071	82,615,683
Total Liabilities plus Changes in Shareholders’ Equity	562,812,490	648,388,281	626,481,956	509,941,318

Income Statement	09/30/2022	09/30/2021	12/31/2020	12/31/2019
Net income from interest	56,114,093	53,364,050	70,010,034	18,016,108
Net income from commissions	15,598,716	17,142,709	18,347,239	19,947,591
Net income before income tax	(2,355,906)	(1,901,099)	8,512,172	(7,441,056)
Total comprehensive income attributable to owners of the parent company - Earnings	(3,774,590)	(2,264,668)	7,410,599	(8,254,439)

Consolidated Cash Flow Statement	09/30/2022	09/30/2021	12/31/2020	12/31/2019
Total operating activities	(10,305,575)	(10,102,222)	8,511,676	(21,603,126)
Total investment activities	(4,774,614)	(3,533,961)	(4,093,289)	(3,292,643)
Total financing activities	(9,643,952)	(13,618,069)	(28,091,028)	(15,041,310)
Effect of changes in exchange rate	8,031,267	21,113,258	37,404,218	111,795,126
Net increase in cash and cash equivalents	(16,692,874)	(6,140,994)	13,731,576	71,858,048

Grupo Supervielle S,A,

Informative Review as of September 30, 2022

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	09/30/2022	12/31/2021	12/31/2020	12/31/2019

Liquidity	9.40%	15.51%	22.09%	31.45%
- Cash and cash equivalents (1)	40,213,642	74,282,129	98,932,345	95,530,550
- Deposits	428,013,979	479,052,479	447,808,146	303,757,445

Solvency	16.83%	15.23%	17.03%	19.33%
- Shareholders Equity	81,076,396	85,693,743	91,164,071	82,615,683
- Total Liabilities	481,736,094	562,694,538	535,317,885	427,325,635

Immobilization of Capital	11.27%	9.47%	9.78%	10.08%
-Immobilized Assets (2)	63,420,617	61,382,830	61,277,466	51,399,575
-Total Assets	562,812,490	648,388,281	626,481,956	509,941,318

(1) Including cash, listed corporate and government securities and mutual funds shares

(2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S,A,

informative review as of SEPTEMBER 30, 2022

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions, Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes IUDÚ Compañia Financiera S.A., therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020. However, IUDU Compañia Financiera S.A. has requested authorization from the BCRA to advance the application of point 5.5 of IFRS 9 to the current period, in accordance with what is mentioned in note 1.1.4 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S,A,’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	The investment in financial entities and in the insurance company accounts for 79,9% of Grupo Supervielle S,A,’s assets, being the main assets of the Group,
•	95,41% of Grupo Supervielle S,A,’s incomes come from its equity investments in financial entities’ and insurance company results,
•

Grupo Supervielle S,A, holds 99,90% direct and indirect stock investments in Banco Supervielle S,A, a 99,90% of IUDÚ Compañia Financiera S,A, and a 100% of Supervielle Seguros S,A,, resulting in the Group’s control in those entities,

Perspectives

For the year 2023, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Grupo Supervielle S,A,

Date: December 6, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer